  As filed with the Securities and Exchange Commission on November 7, 1996

                                                      Registration No. 333-11247
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ___________________
                             AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ___________________
                         PROSOFT I-NET SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               7100 KNOTT AVENUE
                          BUENA PARK, CALIFORNIA 90620
                                 (714) 562-8282
              (Address, Including Zip Code, and Telephone Number,
            Including Area Code, of Registrant's Executive Offices)


        NEVADA                            8243                   87-0448639
(State or Other Jurisdiction        (Primary Standard        (I.R.S. Employer
     of Incorporation          Industrial Classification     Identification No.)
     or Organization)                 Code Number)


                               KEITH D. FREADHOFF
                            CHIEF EXECUTIVE OFFICER
                          PROSOFT I-NET SOLUTIONS, INC.
                               7100 KNOTT AVENUE
                          BUENA PARK, CALIFORNIA 90620
                                 (714) 562-8282
              (Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                              ____________________
                                    COPY TO:
                               WILLIAM L. TWOMEY
                             HEWITT & MCGUIRE, LLP
                     19900 MACARTHUR BOULEVARD, SUITE 1050
                            IRVINE, CALIFORNIA 92612
                              ____________________
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                              ____________________
  If only the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS
--------------------------------------------------------------------------------
                          PROSOFT I-NET SOLUTIONS, INC.

                        3,007,544 Shares of Common Stock
             379,747 Shares of Common Stock Issuable Upon Exercise
                       of Common Stock Purchase Warrants

--------------------------------------------------------------------------------

     This Prospectus relates to 3,387,291 Shares of Common Stock (the "Shares") of Prosoft I-Net Solutions, Inc. (the "Company"), including 3,007,544 currently outstanding Shares and 379,747 Shares issuable upon exercise of currently outstanding common stock purchase warrants (the "Warrants"). The Shares may be offered and sold from time to time by and for the account of one or more of the stockholders (the "Selling Stockholders") of the Company identified under the caption "Selling Stockholders." The Company will receive no part of the proceeds of such sales, with the exception of the exercise price of such Warrants as may be exercised. The Company will bear all of the expenses incurred in connection with the registration of the Shares. Holders of 2,660,291 of the Shares have agreed to limit the number of Shares they may sell during any one-month period under the Prospectus, unless they obtain the written consent of the Company.

     The Shares offered by this Prospectus may be sold from time to time by the Selling Stockholders. The distribution of the Shares offered hereby may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

     The Selling Stockholders and intermediaries through whom such Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered, and any profits realized or commission received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Company's Common Stock is currently traded on the OTC Bulletin Board under the symbol "POSO." On November 1, 1996, the closing bid price for the Company's Common Stock was $18.00 per share. See "Price Range of Common Stock and Dividend Policy." The Company has applied for approval for listing of the Common Stock on the NASDAQ SmallCap Market.

                              ____________________

    THESE SHARES INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED
       BY INVESTORS WHO CANNOT AFFORD TO LOSE THEIR ENTIRE INVESTMENT.
         SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS.
                              ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

     The Company intends to furnish its stockholders annual reports containing audited consolidated financial statements with a report thereon by independent accountants, and such other periodic reports as the Company may determine to be appropriate or as required by law.

                              ____________________

            The date of this Prospectus is November __, 1996.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, references to "Company" or "Prosoft" are to the consolidated operations of Prosoft I-Net Solutions, Inc. and its wholly-owned subsidiary, Pro-Soft Development Corp. This Prospectus contains certain forward-looking statements and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere herein.

                                  THE COMPANY

  The Company is engaged in the business of training individuals in small, medium and large organizations in Internet and Intranet technologies, with a current emphasis on Netscape- and Microsoft-based Internet/Intranet products and solutions. In addition, Prosoft is a certified Microsoft Authorized Technical Education Center ("ATEC"), a certified Private Post Secondary Institution in the State of California, and an approved recipient of Job Training Partnership Act (the "JTPA") funding, the last of which enables the Company to recruit, train and hire its own advanced technology instructor staff. Prosoft also develops proprietary Internet/Intranet courseware and offers more than 45 customized, on-line, hands-on and instructor-led Internet/Intranet-related courses for end-users, system engineers and developers. While for the period from December 8, 1995 to July 31, 1996, approximately 90% of the Company's revenues were generated from JTPA funded vocational training, the Company expects a significant majority of its revenues in the future will come from the delivery of commercial Internet/Intranet training to the employees of organizations ranging from Fortune 1000 corporations to small entrepreneurial enterprises throughout the United States.

  The Company believes that the market for Internet and Intranet training is substantial. The Internet is the world's largest network of computer networks, and one which grows everyday. Companies are also beginning to develop private internal networking systems called Intranets, which use the infrastructure, standards and many of the technologies of the Internet and the World Wide Web, but are cordoned off and protected from the public through software technologies known as "fire walls." Companies are developing Intranets in order to improve internal communications, facilitate employee training and motivation, and to reduce the need for paper-based materials such as operational and procedural manuals, internal phone books, requisition forms, and other items that must be updated frequently. Intranets can integrate all of the computers within an organization, including software and databases, into a unified system that allows employees to quickly access and utilize information.

  Prosoft's Internet/Intranet instruction is made available through Company operated Internet/Intranet Training and Resource Centers ("Training Centers") as well as through on-site tailored training for large organizations. Each Prosoft student who takes an Internet or Intranet class is taught using a personal computer that is connected to the Internet. As of November 1, 1996, the Company had opened 14 Training Centers in the states of California, Florida, Maryland, Massachusetts, Missouri, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee and Texas. The Company plans to have between 50 and 60 centers opened across the country by June 1997 and its strategy is to continue to expand the number of Training Centers across the country, with the goal of creating a nationwide network of Training Centers that will make Prosoft the primary choice for Fortune 1000 corporations and other smaller firms that require unified, quality Internet and Intranet training. Because Prosoft's typical customer is expected to be a medium or large organization with offices in different geographic locations, the Company believes that effective Internet and Intranet training must be available at many locations throughout the country and must be consistently delivered so that all members of the organization have a common understanding of the uses and applicability of the technologies being taught. As such, Prosoft believes that the development of a nationwide network of Prosoft Training Centers is essential to the delivery of quality Internet/Intranet instruction.

  A typical Training Center ranges in size from 800 to 5,000 square feet and is comprised of from one to four classrooms that can accommodate approximately 20 students per classroom. The Company has either leased commercial space for the Training Centers or has entered into marketing affiliations with existing computer training, consulting, distribution and reseller companies. Under such marketing affiliations, the affiliate typically makes classroom space available to Prosoft in exchange for a royalty payment based upon the training revenue collected by Prosoft. Whether Prosoft leases commercial space or enters into a marketing affiliation, the Company is responsible for building the infrastructure of the Training Center to its specifications. The Company's commercial Internet/Intranet training courses range in length from one to five days at a cost of between $295 to $450 per day per student.

  Prosoft has offered and will continue to offer a significant number of courses relating to Microsoft products. In addition, the Company will continue to attempt to develop strategic alliances with local training affiliates under its Affiliate Program and with software manufacturers such as Innovus Corporation and Street Technologies, Inc. Because of these strategic alliances and the Company's broad categorical expertise in Internet and Intranet training ranging from the most advanced system engineering to end-user training, Prosoft believes that it is well-positioned to sell its training to small, medium and large corporations and other organizations. As a result of the Company's approach to Internet/Intranet training, which features highly trained instructors, course materials designed by the Company's internal courseware department, live T-1 lines connected to the Internet, individual computers for each student and rigorous pre- and post-testing of students, the Company believes it can offer among the highest quality, consistent Internet curriculum in the industry. In addition, because of the short curriculum development cycle that the Company maintains, it can quickly create new course offerings to support new and emerging technologies. Internet/Intranet software offerings and technology will continue to evolve and training related to such software and technology will need to keep pace. Technology trends indicate that end-user interfaces are and will become more intuitive and user-friendly while system engineering and solution development required to support these simple interfaces will become increasingly complex. Because Prosoft addresses the full range of Internet and Intranet technology training, the Company believes it is well positioned to pursue and deliver on the expanding advanced Internet technology training opportunities.

  In June 1996, Prosoft created a division to develop and publish Internet, Intranet and distant learning courseware and curriculum, which Prosoft uses in its Internet/Intranet classes. The Company has several proprietary courseware projects under development that support Microsoft, Netscape and Sun Microsystems Internet/Intranet technologies.

  The business of the Company was initially operated as a sole proprietorship (the "Proprietorship") beginning in February 1995. In December 1995, Pro-Soft Development Corp., a California corporation ("Old ProSoft") was incorporated and acquired the business from the Proprietorship effective January 1, 1996. In March 1996, the Company entered into a reorganization (the "Reorganization") with Old ProSoft and the Old ProSoft shareholders, whereby (i) the Old ProSoft shareholders received shares of Common Stock of the Company in exchange for their shares of Old ProSoft, (ii) the Company changed its name to ProSoft Development, Inc., and (iii) Old ProSoft became a wholly-owned subsidiary of the Company. The Company changed its name to Prosoft I-Net Solutions, Inc. in October 1996. The Company was incorporated in Nevada in March 1985 as Tel-Fed, Inc. From its incorporation until the Reorganization, the Company had no significant operations.

  Under applicable accounting rules, for financial statement purposes, the Reorganization is required to be accounted for as an acquisition of the Company by Old ProSoft, with the additional shares held by the Company's prior shareholders reflected as a recapitalization of Old ProSoft. As a result, the consolidated financial statements included in this Prospectus for the Company reflect, for the period prior to the Reorganization, the operations of Old Prosoft. Financial statements of the Proprietorship are also included herein. The Company's executive offices are located at 7100 Knott Avenue, Buena Park, California 90620 and its telephone number is (714) 562-8282.

                                  The Offering

Common Stock Offered by the Selling Stockholders......  3,387,291 shares(1)
Common Stock to be outstanding after this Offering....  7,730,351 shares(1)(2)
Use of Proceeds.......................................  Other than the exercise price of such of the
                                                        Warrants as may be exercised, none of the
                                                        proceeds from the sale of shares by the Selling
                                                        Stockholders will be received by the Company.
                                                        The gross proceeds to the Company in the event
                                                        that all of the Warrants are exercised would be
                                                        approximately $2,363,708.  Any proceeds
                                                        received by the Company will be utilized for
                                                        working capital and general corporate purposes.
Proposed NASDAQ SmallCap Symbol......................   POSO

____________________

(1)  Includes 379,747 shares issuable upon exercise of the Warrants.
(2) Does not include 1,893,750 shares reserved for issuance upon the exercise of outstanding stock options and warrants, other than the Warrants, and reflects the issuance of 14,200 additional shares in August 1996, including 1,200 shares issued upon exercise of warrants.

                                 RISK FACTORS

     INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND THE SECURITIES OFFERED HEREBY SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN ADDITION TO THE OTHER FACTORS SET FORTH IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY EVALUATE THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION.

EXTREMELY LIMITED OPERATING HISTORY AND EXPECTATION OF CONTINUING SIGNIFICANT LOSSES

     The Company has an extremely limited operating history, which makes it difficult to predict future operating results. Although the Company was formed in 1985, from its incorporation until its acquisition of Old ProSoft in March 1996, it had no significant operations. The business of the Company was only begun in February 1995 where it was run as the Proprietorship until its acquisition by Old ProSoft in January 1996. The first Training Center was not opened until late 1995 and the Company has only opened 14 Training Centers to date. As a result, there is little financial information concerning the business of the Company of the type commonly used by investors to evaluate a potential investment. In addition, certain aspects of the Company's business are relatively new and have not yet been fully tested in the marketplace. The Company incurred net losses of $2,693,123 from December 8, 1995 through July 31, 1996 and expects to continue to incur significant losses on a quarterly basis in the foreseeable future. The Company has achieved only limited revenues to date, with revenues of $77,477 for the period from February 1, 1995 to December 31, 1995 and $907,722 for the period from December 8, 1995 to July 31, 1996. The Company's ability to generate significant revenues in the future is subject to uncertainty, particularly with respect to the Internet/Intranet training on which it intends to focus. There can be no assurances that the Company will be able to address any of those challenges, that its activities will be successful or that meaningful revenues or profits will result from these activities.

FUTURE CAPITAL REQUIREMENTS AND UNCERTAINTY OF FUTURE FUNDING

     The Company is dependent on outside financing to fund its growth. In order to meet its goal of opening between 50 and 60 Training Centers by June 1997, the Company will be required to obtain external funds. The actual amount of funds needed is uncertain and will be dependent on several factors, including the availability of cash from operations, the availability of equipment financing, and the rate of growth. The Company currently estimates that the cost to open a Training Center is approximately $100,000 per site and that it takes approximately six to twelve weeks from the signing of a lease or addition of an affiliate to complete. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." The Company is planning on seeking additional equity capital either through additional private placements of the Company's Common Stock or through a public offering of the Company's Common Stock that is registered with the Securities and Exchange Commission. If additional funds to fund growth are raised by selling equity securities, further dilution to then existing stockholders may result. In October 1996, the Company entered into an engagement letter with the investment banking firm of Smith Barney Inc. pursuant to which Smith Barney will act as exclusive placement agent in connection with a proposed private placement of between $20 to $25 million of the Company's securities. However, the terms of this private placement have not been finalized and the placement by Smith Barney will be made only on a "best effort" basis. As a result, there can be no assurance that the Smith Barney private placement will be successful, that it or any other additional financing will be available, or that they will be available on terms favorable to the Company. If adequate funds are not available, the Company may be required to curtail its expansion plans. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." In the past, partially in order to conserve cash, the Company has issued shares of Common Stock as compensation for services rendered by outside consultants. A total of 445,000 shares have been issued by the Company (primarily Old ProSoft) for services rendered. The Company does not intend to issue shares of Common Stock in the future for services. However, if it were to do so, further dilution to existing stockholders would result.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     As a result of the Company's extremely limited operating history as well as the very recent emergence of the market addressed by the Company, the Company has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating revenues and expenses. The Company has incurred significant net losses to date and expects to continue to incur significant losses on a quarterly basis in the foreseeable future. For the period from December 8, 1995 to July 31, 1996, the Company had net losses of $2,693,123 and negative cash flow from operations of $3,043,328. The Company expects to significantly increase its operating expenses to fund the planned rapid expansion of its network of Training Centers. To the extent these increased expenses precede or are not subsequently and timely followed by increased revenues, the Company's business, results of operation and financial condition will be materially adversely affected. The Company expects to be subject to some seasonal fluctuations in its operating results, with revenues in November and December expected to be lower because of decreased enrollment in its classes due to holidays. However, the Company is unable to predict the extent of such seasonal fluctuations with certainty due to its limited operating history.

UNCERTAINTY OF RAPIDLY EVOLVING MARKET

     While substantially all of the Company's limited revenues to date have been generated from JTPA vocational training, the Company expects a significant majority of its revenues in the future will come from the delivery of commercial Internet/Intranet training to the employees of organizations ranging from Fortune 1000 corporations to small entrepreneurial enterprises throughout the United States. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Development of Business." The market for these Internet/Intranet products and services has only recently begun to develop and is rapidly evolving. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet market. In order to be successful, the Company must, among other things, continue to attract, retain and motivate qualified training personnel, successfully implement its Internet/Intranet training programs, open a substantial number of new Training Centers, respond to competitive developments and successfully expand its internal infrastructure, particularly sales, marketing and administrative personnel and its accounting system. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." Moreover, due to the intense competition in the emerging markets addressed by the Company, the Company must seek to expand all aspects of its business rapidly, which increases the challenges facing the Company, making it more difficult for the Company to recover from business errors.

RISK OF INABILITY TO MANAGE RAPID GROWTH AND ATTRACT QUALIFIED PERSONNEL

     The Company is currently experiencing a period of rapid growth that has placed, and could continue to place, a significant strain on the Company's financial, management and other resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems, and to attract, train, motivate, manage and retain key employees. In particular, the Company's planned expansion from 14 Training Centers and 43 instructors to 50 to 60 centers by June 1997 and up to an additional 200 instructors (depending on the number of classrooms per Training Center), places significant pressure on the Company to attract, train and retain qualified instructors for its Training Centers. Historically, the Company has had a 10-1 student to instructor ratio but with the shift from vocational to commercial business, the Company believes this ratio should increase to approximately 12-1. In order to locate new instructors, the Company is advertising in local and national markets via electronic services (including its own Web site and other sites that offer job postings), newspapers and trade publications. Additionally, the Company has engaged a recruiter who specializes in technical recruiting. The Company has experienced very limited turnover of its instructors, with only one instructor resigning and four instructors being released by the Company from its inception through November 1, 1996. The Company's performance is also dependent upon a number of other factors, including its ability to identify qualified affiliates who will provide space for its Training Centers and its ability to locate acceptable commercial space to lease for its Training Centers. The Company's success is also dependent upon its ability to obtain the necessary financing to fund its planned growth, which will require external funds. See "Future Capital Requirements and Uncertainty of Future Funding." There can be no assurance that management of the Company will be able to effectively manage the expansion of the Company's operations or achieve the rapid execution necessary to fully exploit any potential market opportunity for the Company's products and services. If the Company's management becomes unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

NEED TO RESPOND TO RAPID TECHNOLOGICAL CHANGE

     The market for the Company's products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of the Internet market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in significant part on its ability to continually and on a timely basis introduce new products, services and technologies and to continue to improve the Company's products and services in response to both evolving demands of the marketplace and competitive product offerings.

RELIANCE ON CURRENT MANAGEMENT

     The Company is highly dependent upon the efforts of its officers who are and will continue to be instrumental in the development of the Company's business concept and the management of the Company's business. See "MANAGEMENT." The loss of services of any one or more members of current management could have a material adverse effect on the Company. The Company currently does not have employment contracts with any of its employees, including management.

DEPENDENCE ON STRATEGIC AFFILIATES

     The Company has focused and expects to continue to focus on the development of strategic relationships with key strategic affiliates such as Microsoft, Netscape and other Internet and Intranet software developers. The Company's success will depend in part on the success of those strategic affiliates and the Company's ability to establish successful strategic relationships with other entities. Although the Company has entered into informal arrangements with several key strategic affiliates, the Company has not entered into any long-term agreements with any such affiliates and no assurances can be given that such relationships will be maintained. See "BUSINESS -- Strategic Alliances."

HIGHLY COMPETITIVE MARKET

     The higher education market is highly competitive. The Company is subject to intense competition from a large number of public and private companies providing training, many of which are older, larger and have greater financial and personnel resources than the Company. In addition, the market for Internet products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. See "Need to Respond to Technological Change." There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition. See "BUSINESS -- Competition."

UNCERTAIN AND CHANGING REGULATORY ENVIRONMENT FOR VOCATIONAL TRAINING

     The Company's Training Centers are subject to extensive state and federal regulations with respect to the Company's vocational training. See "BUSINESS -- Government Regulation." As a vocational, non-degree granting school, the Company is governed by the State of California Council for Private Postsecondary and Vocational Education (CPPVE). In addition to commercial business, the Company also actively seeks vocational retraining funding as a vendor under the JTPA. Because JTPA Regulations impose new regulatory requirements on the Company annually and because the United States Department of Labor has not fully developed administrative interpretations of the Regulations, there exists some uncertainty concerning the application and interpretation of the new regulatory requirements imposed by the Regulations. New or revised interpretations of such regulatory requirements could have a material adverse effect on the Company's vocational business. In addition, changes in or new interpretations of other applicable laws, rules or regulations could have a material adverse effect on the accreditation, authorization to operate in various states, permissible activities and costs of doing business of the Company. Although the Company expects its vocational JTPA funded business to represent a rapidly decreasing portion of its revenues in the future, the failure to maintain or renew any required regulatory approvals, accreditation or state authorizations by the Company or certain of the Training Centers could have a material adverse effect on the Company's vocational business.

CONCENTRATION OF BUSINESS

     During the period December 8, 1995 to July 31, 1996, the Company derived approximately 34%, 27% and 21%, respectively, of its total revenues from the County of Los Angeles, the City of Los Angeles and South Bay (a Private Industry Council), respectively. Each of these southern California governmental agencies provided JTPA vocational training funds for students in the Company's Training Centers. Although substantially all of the Company's limited revenues to date have been generated from JTPA vocational training, the Company expects a significant majority of its revenues in the future will come from commercial Internet/Intranet training of the employees of organizations ranging from Fortune 1000 corporations to small entrepreneurial enterprises throughout the United States, and the reliance on these three agencies will diminish. However, until such time as the Company is not dependent on JTPA vocational training for a significant portion of its revenues, the loss of, or significant adverse change in, the relationship between the Company and any of these three agencies would have a material adverse effect on the Company's business, operating results and financial conditions. See "BUSINESS -- Government Regulation."

LIMITED MARKET FOR SECURITIES OF THE COMPANY AND RESTRICTIONS ON TRANSFER

     There is a very limited trading market for the securities of the Company. Trading, if any, in the Company's securities is conducted in the over-the-counter market on the NASD OTC Electronic Bulletin Board established for securities that do not meet NASDAQ listing requirements. See "PRICE OF COMMON STOCK AND DIVIDEND POLICY." As a result, investors may find it difficult to dispose of, or to obtain accurate price quotations and volume information concerning, the Company's securities. The Company has applied for approval for listing of the Common Stock of the Company on the NASDAQ SmallCap Market.

SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, none of the 7,336,404 outstanding shares of Common Stock have been registered for sale under the Securities Act of 1933, as amended (the "Securities Act"). As a result, none of these shares may be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration such as Rule 144 of the Securities Act. Only 286,723 of such shares are currently eligible for sale under Rule 144. See "DESCRIPTION OF COMMON STOCK -- Shares Eligible for Future Sale." An aggregate of 3,387,291 shares are being registered for sale under this Registration Statement. Of the shares being registered, 727,000 shares are not subject to any lock-up agreement and are eligible for sale as of the date of this Prospectus, while the remaining 2,660,291 shares are held by stockholders who have agreed not to sell, under this Prospectus, more than 1% of their respective Shares for each month that elapses after November __, 1996, unless the Company's written consent is obtained. See "DESCRIPTION OF CAPITAL STOCK -- Shares Eligible for Future Sale."

     In addition, concurrent with this registration, the Company intends to register up to 1,788,750 shares issuable upon exercise of outstanding options to purchase Common Stock of the Company held by employees and consultants of the Company. As of November 1, 1996, 1,306,146 of these options were exercisable.

     The Company has had a very limited trading volume in its Common Stock to date. Sales of substantial amounts of Common Stock of the Company under this Registration Statement or otherwise could adversely affect the prevailing market price of the Common Stock and could impair the

Company's ability to raise capital at that time through the sale of its securities. See "DESCRIPTION OF CAPITAL STOCK -- Shares Eligible for Future Sale."

CONTROL BY PRINCIPAL STOCKHOLDERS

     As of the date of this Prospectus, officers and directors of the Company will beneficially own approximately 27.4% of Common Stock of the Company. As a result, these stockholders may be able to effectively control most matters requiring approval by the stockholders of the Company, including the election of directors. See "PRINCIPAL AND SELLING STOCKHOLDERS."

NO DIVIDENDS

     As of the date of this Prospectus, the Company has not paid any cash dividends on its Common Stock and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law and, as a quasi-California corporation, to the more restrictive provisions of California law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business. California law generally prohibits a corporation from paying dividends unless the retained earnings of the corporation immediately prior to the distribution exceed the amount of the distribution. Alternatively, a corporation may pay dividends if (i) the assets of the corporation exceed 1 1/4 times its liabilities; and (ii) the current assets of the corporation equal or exceed its current liabilities, but if the average pre-tax earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities. See "PRICE OF COMMON STOCK AND DIVIDEND POLICY" and "DESCRIPTION OF CAPITAL STOCK."

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company is subject to the anti-takeover provisions of Sections 78.411 through 78.444 of the Nevada Revised Statutes, which restrict certain "combinations" with "interested stockholders" unless certain conditions are met. In addition, the Company's Bylaws provide that the Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms and eliminate the right of stockholders to act by written consent without a meeting, unless such written consent is unanimous. All of the foregoing could have the effect of delaying or deterring unsolicited takeover attempts and could adversely affect prevailing market prices for the Company's Common Stock. See "DESCRIPTION OF CAPITAL STOCK -- Nevada Anti-Takeover Laws and Certain Charter Provisions."

                                USE OF PROCEEDS

     Other than the exercise price of such of the Warrants as may be exercised, the Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. Holders of the Warrants are not obligated to exercise their Warrants, and there can be no assurance that such holders will choose to exercise all or any of such Warrants. The gross proceeds to the Company in the event that all of the Warrants are exercised would be approximately $2,363,708. Any proceeds received by the Company will be utilized for working capital and general corporate purposes.

                   PRICE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock trades on the National Association of Security Dealers Over-the-Counter (OTC) Market Bulletin Board, under the trading symbol of "POSO." The Company has applied for approval for listing of the Common Stock on the NASDAQ SmallCap Market. The following table sets forth the high and low bid quotation for the Common Stock as reported by various Bulletin Board market makers. The quotations do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. There were no trades of the Company's Common Stock between August 1, 1994 and April 1, 1996, therefore the following table does not reflect the bid price per share during the quarters ending prior to April 1, 1996.


                Quarter                 Low Bid   High Bid
                -------                 -------   --------
August 1, 1996 -- October 31, 1996       $18.00     $20.00
May 1, 1996 -- July 31, 1996             $15.00     $19.00
February 1, 1996 -- April 30, 1996       $ 6.00     $15.00


     On November 1, 1996, the closing bid price for the Common Stock was $18.00.


     On November 1, 1996, the Company had approximately 341 stockholders of record.

     To date, no dividends have been declared or paid on any capital stock of the Company, and the Company does not anticipate paying any dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at July 31, 1996.



                                                                 July 31, 1996
                                                                ----------------

Capital lease obligations, net of current portion.............    $   437,532
                                                                  -----------
Stockholder's equity:
  Common stock, $.001 par value; 50,000,000 shares authorized;
   7,336,404 shares issued and outstanding(1).................     10,397,352
  Note receivable from stockholder............................         (9,500)
  Accumulated deficit.........................................     (2,693,123)
          Total stockholder's equity..........................      7,694,729
                                                                  -----------
             Total capitalization.............................    $ 8,132,261
                                                                  ===========

____________________


(1) Excludes: (i) an aggregate of 750,000 shares reserved for issuance under the Company's 1996 Stock Option Plan, of which 697,500 shares were subject to outstanding options as of July 31, 1996 at exercise prices ranging from $3.50 to $20.00 per share, with a weighted average exercise price of $6.11 per share; (ii) 1,042,500 shares subject to other outstanding options as of July 31, 1996 at an exercise price of $1.00 per share; and (iii) 485,947 shares issuable upon exercise of warrants (including the Warrants) at exercise prices ranging from $1.00 to $11.00, with a weighted average exercise price of $5.95.

                            SELECTED FINANCIAL DATA

     The consolidated financial data as of July 31, 1996 and for the period December 8, 1995 to July 31, 1996 has been derived from, and is qualified by reference to, the consolidated financial statements of the Company included elsewhere herein which have been audited by Ernst & Young, LLP, independent auditors. The financial data of the Proprietorship as of December 31, 1995 and for the period February 1, 1995 to December 31, 1995 has been derived from, and is qualified by reference to, the financial statements of the Proprietorship included elsewhere herein, which have been audited by Kelly & Company, independent auditors. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the Proprietorship and the notes thereto included elsewhere in this Prospectus.

                                                        PROPRIETORSHIP          COMPANY
                                                       -----------------   -----------------
                                                       FEBRUARY 1, 1995       DECEMBER 8,
                                                       TO DECEMBER 31,     1995 TO JULY 31,
                                                             1995                 1996
                                                       -----------------   -----------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.............................................      $  77,477          $   907,772
Cost of services....................................         60,526              698,725
                                                          ---------          -----------
Gross profit........................................         16,951              209,047
Operating expenses:
  Sales and marketing...............................         44,769              426,221
  General and administrative........................        556,382            2,407,188
                                                          ---------          -----------
Loss from operations................................       (584,200)          (2,624,362)
Interest expense....................................         20,126               67,961
                                                          ---------          -----------
Loss before provision for taxes.....................       (604,326)          (2,692,323)
Provision for state franchise tax...................             --                  800
                                                          ---------          -----------
Net loss............................................      $(604,326)         $(2,693,123)
                                                          =========          ===========
Net loss per share..................................                              $(0.54)
                                                                             ===========
Shares used in computing net loss per share.........                           5,011,781

                                                             AT                   AT
                                                          DECEMBER 31,          JULY 31,
                                                             1995                1996
                                                       ---------------     ----------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficiency)........................      $(561,885)          $6,764,828
Total assets........................................        765,990            8,997,490
Capital lease obligations, net of current portion...        308,671              437,532
Stockholders' equity (owner's deficit)..............       (194,473)           7,694,729

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the financial statements and notes thereto found elsewhere herein. In March 1996, the Company and Old ProSoft completed a reorganization pursuant to an Agreement and Plan of Reorganization whereby Old ProSoft became a wholly-owned subsidiary of the Company. Although the Company survived as the parent of Old ProSoft, the transaction was accounted for such that the financial statements for the Company following the transaction are the financial statements of Old ProSoft, with the additional shares held by the Company's prior shareholders reflected as a recapitalization of Old ProSoft. The assets and operating results of the Company separate from Old ProSoft are not material and separate financial statements of the Company prior to the transaction are not presented herein.
The financial statements of the Proprietorship, which operated the business from its inception in February 1995 until it was acquired by Old ProSoft January 1, 1996, are included herein.

DEVELOPMENT OF BUSINESS

      Prosoft, and prior to that, the Proprietorship, have delivered training in the vocational and advanced technical education business since February 1995. Initially, a majority of time and resources were spent in the development of government funded, JTPA vocational business and qualifying as a recipient of JTPA funds. Resources were also spent training and developing the initial staff of Microsoft Certified Engineers, Developers and Trainers and in securing and maintaining its status as a Microsoft ATEC. Vocational training sales commenced on a limited basis at the end of 1995.

      For the period from December 8, 1995 to July 31, 1996, JTPA funded vocational training accounted for approximately 90% of the Company's revenues, while commercial training accounted for approximately 10% of the Company's revenues. With the planned expansion of the Company's Training Centers over the next year, the Company expects revenues from commercial training to account for a significant majority of the Company's revenues.

      Upon completion of a private placement of stock in February 1996, the Company had the resources to expand its vocational training capacity in March through May of 1996. As the Company began to graduate MCSEs, MCSDs and MCPs, it was able to retain several of these graduates as instructors to accommodate the expanding vocational business.

      Concurrent with the expansion of the government-funded vocational business, the Company embarked on a strategy to build a nationwide network of Training Centers. The Company developed and opened its first two Training Centers in late 1995 in Buena Park and Palmdale, California, and opened a third Training Center in February 1996 in North Hollywood, California. As of November 1, 1996, the Company had opened 14 Training Centers located in 11 states, and 7 additional Training Centers in those and 2 additional states were being built out and instructors were being hired. In addition, the Company is in preliminary negotiations for additional sites around the country. To support this expansion strategy, the Company significantly increased its accounting, operational, administrative, marketing, sales, courseware development, instructor development, instructor, information systems and technology staffing. Further expansion of the Company's infrastructure will be necessary for the Company to meet its planned growth. See "Liquidity and Capital Resources."

      As a result of the start-up nature of the Company's business through July 31, 1996 and the shift in focus from vocational to commercial training which is currently in process, the Company does not believe that the results of operations of the Company through July 31, 1996 are indicative of future results.

RESULTS OF OPERATIONS

      Revenues. Revenues for the period from December 8, 1995 to July 31, 1996 were $907,722, compared to $77,477 for the period from February 1, 1995 to December 31, 1995. The increase was principally attributable to an increase in the number of students enrolled in the Company's JTPA vocational training programs. In January 1996, the number of students enrolled was 16 with monthly training revenue of $34,000. By July 1996, student enrollment was up to 102 and monthly training revenue was $213,000. The Company projects limited revenue growth from JTPA vocational training in the future. The Company projects substantial revenue growth in the future based on the expansion in the number of sites, and its ability to deliver training in Internet and Intranet technologies, and the Microsoft Back Office family of products.

      Cost of Services. Cost of services for the period ended July 31, 1996 was $698,725, compared to $60,526 for the period ended December 31, 1995. For the period ended July 31, 1996, cost of services primarily consisted of courseware ($244,000), instructor salaries ($177,000) and overhead salaries ($161,000). These costs are generally variable with revenues. The increase was principally attributable to an increase in the number of classes being conducted, and the related increase in the number of students attending those classes. The gross margin for the period ended July 31, 1996 was 23%, compared to a gross margin of 22% for the period ended December 31, 1995.

      Sales and Marketing. Sales and marketing expenses for the period ended July 31, 1996 were $426,221, compared to $44,769 for the period ended December 31, 1995. For the period ended July 31, 1996, sales and marketing expenses primarily consisted of promotions ($200,000), advertising ($90,000) and travel ($75,000). The increase in sales and marketing expenses was based on the following: (i) new positioning of the Company in the commercial market of Internet and Intranet training, (ii) establishing a national presence and image,
(iii) opening of a national sales office in Jacksonville Florida, (iv) hiring four regional sales managers, and (v) participating in the Microsoft World Wide Live promotion. In the future, the Company anticipates that sales and marketing expenses will vary according to revenue, but at a lower percentage of revenue due to the start-up nature of expenditures during the period ended July 31, 1996.

      General and Administrative. General and administrative expenses for the period ended July 31, 1996 were $2,407,188, compared to $556,382 for the period ended December 31, 1995. For the period ended July 31, 1996, general and administrative expenses primarily consisted of payroll ($1,129,000), depreciation ($257,000) and rent ($206,000). These costs are substantially fixed costs. The increase in general and administrative expenses related primarily to expenses incurred in hiring and staffing of additional personnel to support the business expansion.

      Interest Expense. Interest expense for the period ended July 31, 1996 was $67,961, compared to $20,126 for the period ended December 31, 1995. For the period ended July 31, 1996, interest expense consisted solely of interest paid on capital equipment leases. The increase in interest expense is related to the increase in the amount of equipment financed through capital leases.

      Net Loss. Net loss increased for the period ended July 31, 1996 to $2,693,123, compared to $604,326 for the period ended December 31, 1995. The increase in net loss resulted from (i) increased staffing, (ii) the opening of new Training Centers without a corresponding increase in revenues, (iii) developing new courseware, and (iv) an increase in the Company's sales and marketing efforts.

      The Company expects to incur losses for at least the first six months of the fiscal year ending July 1997 pursuant to its current expansion plans.

LIQUIDITY AND CAPITAL RESOURCES

      From inception the Company financed its operations and met a portion of its capital expenditure requirements primarily through net proceeds from private sales of equity securities totaling $10.5 million. The Company had $6.5 million in cash at July 31, 1996. For the period ended July 31, 1996, operating activities used cash of $3,043,328, primarily due to a net loss of $2,693,123, an increase in accounts receivable of $766,405 and an increase in prepaid expenses of $311,592, partially offset by increases in accounts payable and depreciation of $363,414 and $257,454, respectively. Investing activities used net cash of $851,891, primarily associated with the purchase of property and equipment of $570,838 and the assumption of liabilities from the Proprietorship of $194,893. Financing activities generated cash of $10,361,679, primarily from private sales of equity, net of payments on capital lease obligations of $228,728.

      The Company plans to have between 50 and 60 Training Centers opened across the country by June 1997. The Company currently estimates that the cost to open a Training Center is approximately $100,000 per site. The Company anticipates purchases of equipment and furniture of approximately $5,000,000 as it expands the number of Training Centers during fiscal 1997. However, that amount may change depending on the speed and breadth of the national expansion. It will also be dependent upon the Company continuing to be successful in securing credit and raising equity capital. The Company anticipates that it will continue to be able to purchase equipment and furniture through lines of credit for capital leases. In addition, to the extent necessary, current cash holdings will be used. The amount of current cash which will be used will depend on a number of factors, including the Company's success in raising additional external funds, the amount of equipment that can be financed, and the rate at which facility expansion produces a corresponding increase in revenues.

      As its expansion continues, the Company's internal infrastructure will need to be further expanded, which will also require additional capital. As sales increase, additional personnel will be needed not only for training but also for affiliate support, administration and accounting. Besides personnel, there are plans to increase the capacity of many of the Company's systems. The accounting system is expected to be upgraded to handle the anticipated growth in sales, and the Company plans to develop a sophisticated reservation system and a web page for customers.

      The Company currently anticipates that its current working capital of approximately $6.8 million, together with the net proceeds of this offering (assuming exercise of the Warrants), will be sufficient to meet its anticipated needs for working capital, capital expenditures and limited business expansion for at least the next 12 months. However, in order to meet its goal of having between 50 and 60 Training Centers opened by June 1997, and to fund the related growth in its internal infrastructure, the Company will be required to obtain additional external funds. The Company may also need to raise additional funds in order to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary businesses or technologies.

      In October 1996, the Company entered into an engagement letter with the investment banking firm of Smith Barney Inc. pursuant to which Smith Barney will act as exclusive placement agent in connection with a proposed private placement of between $20 to $25 million of the Company's securities. The terms of such offering have not been finalized, but it is expected that this private placement will be sold through Smith Barney to only institutional investors. The Company will pay Smith Barney a placement fee equal to 6% of the gross proceeds of the private placement. It is currently contemplated that this offering will be commenced in November or December 1996. There can be no assurances that the Smith Barney private placement will be successful, or that it or any other additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, it would limit the Company's ability to fund expansion, develop or enhance services or products or respond to competitive pressures. Such limitation could have a material adverse effect on the Company's business, results of operation and financial condition. See "RISK FACTORS -- Future Capital Requirements and Uncertainty of Future Funding."

      The Company's long-term capital requirements will depend on numerous factors, including the rate at which new Training Centers are opened, the profitability of existing Training Centers and the acquisition and/or development of additional training tools. Until such time as the expansion of the Company's Training Centers and the addition of new training tools can be financed from existing Training Centers, the Company will need to seek additional external funds.

      The above discussion concerning future financing needs, business expansion and factors affecting liquidity are forward-looking statements. Although management believes that these statements are reasonable in view of the facts available to it, there can be no assurance that all of these statements will prove to be accurate. There are numerous factors which could have a material impact upon whether these projections could be realized or whether these trends will continue. Among these factors are those set forth in "RISK FACTORS," as well as those discussed elsewhere herein.

                                    BUSINESS

OVERVIEW

      Prosoft I-Net Solutions, Inc. ("Prosoft" or the "Company") is incorporated under the laws of the State of Nevada. From its incorporation in May 1985 until March 1996, the Company had no significant operations. The business of the Company was initially operated as a sole proprietorship (the "Proprietorship") beginning in February 1995. In December 1995, Pro-Soft Development Corp., a California corporation ("Old ProSoft"), was incorporated and acquired the business from the Proprietorship effective January 1, 1996. In March 1996, the Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with Old ProSoft and the Old ProSoft shareholders. Under the terms of the Reorganization Agreement, Old ProSoft shareholders received one share of Common Stock of the Company in exchange for each of their shares of Old ProSoft, and Old ProSoft became a wholly-owned subsidiary of the Company (the "Reorganization"). As part of the Reorganization, all of the executive officers and directors of the Company resigned and the executive officers and directors of Old ProSoft became the executive officers and directors of the Company and the Company changed its name from Tel-Fed, Inc. to ProSoft Development, Inc. The Company changed its name to Prosoft I-Net Solutions, Inc. in October 1996.

      Prosoft is engaged in the business of training individuals in small, medium and large organizations in Internet and Intranet technologies, with a current emphasis on Netscape- and Microsoft-based Internet/Intranet products and solutions. Prosoft is a certified Microsoft Authorized Technical Education Center ("ATEC"), which is a certification from Microsoft Corporation ("Microsoft") allowing the Company to teach courses using certified Microsoft courseware. In order to become a Microsoft ATEC, the Company first had to be designated by Microsoft as a Microsoft Solution Provider (which was received after the Company demonstrated to Microsoft that it trains others to use Microsoft products), then had to submit an ATEC application and comprehensive business plan to Microsoft for approval, which approval was received in November 1995. The Company is also a certified Private Post Secondary Institution in the State of California, and an approved recipient of Job Training Partnership Act (the "JTPA") funding, the last of which enables the Company to recruit, train and hire its own advanced technology instructor staff. Prosoft also develops proprietary Internet/Intranet courseware and offers more than 45 customized, on-line, hands-on and instructor-led Internet/Intranet-related courses for end-users, system engineers and developers.

      While JTPA funded vocational training accounted for approximately 90% of the Company's revenues through July 31, 1996, with the planned expansion of the Company's Internet/Intranet Training Resource Centers ("Training Centers") over the next year, the Company expects revenues from commercial training to account for a significant majority of the Company's revenues.

      Internet/Intranet instruction is made available through Company-operated Training Centers offering commercial Internet/Intranet training to the employees of organizations ranging from Fortune 1000 corporations to small entrepreneurial enterprises throughout the United States. Each Prosoft student who takes an Internet or Intranet class is taught using a personal computer that is connected to the Internet. As of November 1, 1996, the Company had opened 14 Training Centers in the states of California, Florida, Maryland, Massachusetts, Missouri, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee and Texas. The Company plans to have between 50 and 60 Training Centers opened across the country by June 1997.

      A typical Training Center ranges in size from 800 to 5,000 square feet and is comprised of from one to four classrooms that can accommodate approximately 20 students per classroom. The Company has either leased commercial space for the Training Centers or has entered into marketing affiliations with existing computer training, consulting, distribution and reseller companies. Under such marketing affiliations, the affiliate typically makes classroom space available to Prosoft in exchange for a royalty payment based upon the training revenue collected by Prosoft. Whether Prosoft leases commercial space or enters into a marketing affiliation, the Company is responsible for building the infrastructure of the Training Center to its specifications. The Training Centers are connected directly to the Internet by means of a high speed T-1 line (provided by UUNET, a leader in high speed Internet/Intranet access) that guarantees a connection of 1.544 MBps and insures that the students' computers have the high speed bandwidth required to complete the complex, hands-on exercises efficiently, especially those exercises that are focused on the graphics-intensive World Wide Web. The Company's commercial Internet/Intranet training courses range in length from one to five days at a cost of between $295 to $450 per day per student.

      A common barrier to entry in the advanced technical education business is developing and maintaining a staff of qualified, motivated instructors. In addition to hiring experienced commercial instructors, Prosoft has developed a strategy to internally develop such a staff in numbers large enough to support a national network of Internet/Intranet training centers. Prosoft is an authorized recipient of JTPA funding and uses these funds to recruit displaced defense, airline and aerospace workers, provide them with instruction in advanced Microsoft and Internet/Intranet technologies, and then hire them as Microsoft Certified Professionals, Internet/Intranet Training Professionals or both. The JTPA-funded programs pay Prosoft approximately $10,000 for each displaced worker that receives advanced Microsoft technology training, which vocational training runs eight hours a day, five days a week and spans six to nine months. The Company has been successful at attracting and retraining displaced employees to become Microsoft Certified and qualified to teach the Company's Internet/Intranet curriculum. Each of the Company's vocational students graduates as a Microsoft Certified System Engineer, a Microsoft Certified Solution Developer, a Microsoft Certified Trainer (all three of these certifications fall under a designation known as a Microsoft Certified Professional or "MCP") or an Internet/Intranet Professional ("IIP"). As of November 1, 1996, Prosoft had employed approximately 24 full-time MCPs. In addition, as of November 1, 1996, the Company had approximately 102 additional students under development to be MCPs and an additional 19 students under development to be IIPs.

      Once a student completes vocational training, he or she is either placed into the job market through Prosoft's placement efforts or, if the student meets Prosoft's training standards, is retained by the Company and hired to teach in one of the Company's Training Centers. Through November 1, 1996, 56 people had graduated from the Company's Training Centers and the Company had retained seven graduates as instructors. In addition, although the Company has not done so to date, it expects to develop a growing pool of MCP and IIP employees who can be leased out at daily rates to corporations that are engaged in commercial computer training but cannot satisfy their internal demand for MCPs or IIPs to provide such training.

      In June 1996, Prosoft created a division to develop and publish Internet, Intranet and distant learning courseware and curriculum, which Prosoft uses in its Internet/Intranet classes. The Company has several proprietary courseware projects under development that support Microsoft, Netscape Communications Corp. ("Netscape") and Sun Microsystems Internet/Intranet technologies.

MARKET BACKGROUND

      Internet and Intranet information technology is transforming the way people live and work. Companies are migrating to Internet and Intranet technologies in order to improve customer service, seek productivity gains, access voluminous databases around the world, and attain or maintain a competitive profile. International Data Corp. and Forrester Research, Inc. estimate that the number of Internet users doubles every nine months and that there will be more than 200 million users by the year 2000. Forrester estimates that less than 10% of the population is currently connected to the Internet, with no estimate of how many of those connected actually know how to access the full potential of the medium.

      Companies are also beginning to develop private internal networking systems called Intranets, which use the infrastructure, standards and many of the technologies of the Internet and the World Wide Web, but are cordoned off and protected from the public through software programs known as "fire walls." Companies are developing Intranets in order to improve internal communications, facilitate employee training and motivation, and to reduce the need for paper-based materials such as operational and procedural manuals, internal phone books, requisition forms, and other items that must be updated frequently. Intranets can integrate all of the computers within an organization, including software and databases, into a unified system that allows employees to quickly access and utilize information. The percentage of large and midsize companies employing some sort of Intranet system has increased to 55% from just 11% a year ago, according to Business Research Group of Newton, Massachusetts. Zona Research in Redwood City, California estimates that Intranet software sales will grow at four times the rate of Internet server software sales.

      The Company believes that the market for Internet and Intranet training is substantial. The Internet is the world's largest network of computer networks, and one which grows everyday. Originally conceived and implemented by the U.S. Department of Defense and later taken over by the National Science Foundation, the Internet was developed for scientists and those in academia. It was not developed nor intended for the average American or as a corporate information tool, and as a result, it is neither intuitive nor user friendly. In the eyes of many executives in corporate America, understanding how to efficiently move through this "maze" and identify and manage its power is critical if the Internet is to achieve its full promise as a productivity tool and not become merely a distraction in the workplace.

PROSOFT'S MARKET POSITIONING

      Prosoft has and will continue to develop courseware, provide training and deliver technical support relating to the Internet and Intranets as a competitive business tool.

      Because the Company's Internet/Intranet training relates primarily to the software products developed by the major Internet software companies, Microsoft and Netscape, the business strategies of these companies are highly relevant to Prosoft. Microsoft and Netscape have given away "browser" software (software that provides a user-friendly interface to the Internet) while selling the more expensive "server" software. In addition, Microsoft is bundling both browser and server software (Internet Information Server) with its Window NT operating system. Dozens of major computer companies plan to ship their machines with this software. Windows NT has become a leading network operating system for the kind of small-scale servers used on local area networks and now those machines are positioned to become Intranet servers. Microsoft's Internet Information Server includes security features and has the ability to connect to corporate data bases.


     Based on Microsoft's aggressive strategy and historical dominance of the software market, Prosoft's management believes that Microsoft is well-positioned to be a dominant entity in the Internet/Intranet technology market and has strategically embraced Microsoft's vision and approach. Currently, most training courses offered by Prosoft revolve around Microsoft's Internet/Intranet tools and platforms, ranging from advanced courses for system engineers and solution developers to courses for end-users and self-paced, self-help instruction. A central part of the Company's strategy will be to proactively assist Microsoft in building marketshare for Microsoft's Internet/Intranet products and technologies by providing a nationwide network of Training Centers that offer courses in all of the major Microsoft Internet and Intranet technologies.

      Notwithstanding the number of Prosoft courses that relate to Microsoft products, the Company realizes that not every corporation and end-user will ultimately embrace Microsoft's technologies, and that other Internet companies, such as Netscape, will continue to maintain a large presence in this arena. Accordingly, the Company intends to expand its training curriculum to include Internet and Intranet tools and products offered by companies other than Microsoft, including those offered by Netscape and Sun MicroSystems.

THE PROSOFT STRATEGY

      Prosoft believes that it should have an advantage over the majority of other computer and advanced technology training companies by virtue of its growing national presence and its specific emphasis and expertise in Internet/Intranet technologies. While other training institutions may offer a limited number of Internet/Intranet courses, this type of training is Prosoft's primary area of emphasis. As a result, the Company believes that it has developed a broad range of experience with respect to classroom infrastructure, curriculum, courseware and instructor development, mastery of subject matter, breadth and depth of course offerings, and the ability to quickly develop and offer new Internet/Intranet technology training as market demands shift.

      The Company's strategy is to continue to expand the number of Training Centers across the country, with the goal of creating a nationwide network of Training Centers that will make Prosoft a primary choice for Fortune 1000 corporations and other smaller firms that require unified, quality Internet and Intranet training. As of November 1, 1996, the Company had opened 14 Training Centers located in 11 states and had 7 additional Training Centers under development in those and 2 additional states. The Company plans to have between 50 and 60 centers opened across the country by June 1997. Prosoft believes that the development of a nationwide network of Prosoft Training Centers is essential to the delivery of quality Internet/Intranet instruction. By the very nature of Internet/Intranet technology, the delivery of uniform, consistent training is mandatory in order for companies with multiple geographic locations to efficiently learn and use the technology. In addition, Prosoft believes that because the Internet/Intranet demands that an entire organization be properly trained in order for the technology to be effective, training should be delivered locally, but with identical curriculum and content in every region of the country. Internet/Intranet training is not effective if varying curriculum is dispensed to one office or group of employees at a time. All members of an organization must simultaneously learn the proper skills necessary to realize the full capabilities of the Internet/Intranet.

STRATEGIC ALLIANCES

      Prosoft will continue to attempt to develop strategic relationships with Private Industry Councils (PICs), which are provided technical assistance by the Department of Labor (the "DOL"), Microsoft, Microsoft-based Internet and Intranet software developers, computer distributors (otherwise known as value-added-resellers or "VARs"), telecommunications companies, local training affiliates under the Affiliate Program (described below) and future Internet technology developers to attract and deliver training opportunities.

      Prosoft will continue to work with the DOL through "subrecipients" (administrators of JTPA funds on the local level) to access JTPA retraining funds as a steady source of revenue and to develop its advanced technology instructors. With respect to the Company's hiring programs, Prosoft is able to administer its own intake and eligibility criteria under authority granted by the City of Los Angeles. This is significant because Prosoft can execute its own intake and eligibility of displaced workers living in the City of Los Angeles to determine if they qualify for a JTPA grant. In addition, the Company can complete the intake and eligibility process significantly quicker than the normal government processing.

This processing speed has enabled the Company to attract and process large pools of qualified displaced workers from which to select its instructor trainees.


      In June 1996, Microsoft chose Prosoft to be the exclusive training company featured in a worldwide presentation of two Microsoft Internet programs: (a) Microsoft Explorer Version 3.0, the updated version of Microsoft's popular Internet browser software, and (b) Microsoft Front Page, a new Microsoft web page authoring tool that applies the user-friendly and intuitive point and click technology to HTML, or hypertext markup language, the language currently used to build and develop Internet/Intranet web pages (put another way, Front Page is to HTML as Windows is to DOS). In connection with the presentation, known as World Wide Live, Microsoft created a direct link from its web page to Prosoft's web page, which contains training schedules of the various Prosoft curricular offerings, including training relating to the Microsoft technologies featured at World Wide Live. It is estimated that approximately 20,000 people viewed the World Wide Live program at various satellite down-link theaters across the U.S. and Canada. The Company has developed and maintains proprietary ownership of its Front Page curriculum.

      In June 1996, the Company also entered into an agreement with Innovus Corporation, a developer and marketer of interactive multimedia software, to become Innovus's exclusive national training resource for its multimedia products, subject to Innovus' rights to provide training for certain major customers, distributors which require specialized training, and VARs in cities where the Company has no Training Centers. Innovus Multimedia is designed to allow business managers and their employees, even those with only modest business skills, to quickly build a wide range of employee management, training and customer support applications. The product, developed on Microsoft platforms and designed to take advantage of advanced features of Windows 95 and Windows NT, requires from two to five days of training. Prosoft will train and certify its instructors to deliver this training and will provide a national training support system for Innovus. Prosoft plans to incorporate Innovus Multimedia presentations into all of its Internet/Intranet classes and will work with Innovus to develop pre- and post-class student performance assessment tools using the Innovus products. The Company will continue to carefully select a number of software developers whose products support the Internet/Intranet and Microsoft tools and platforms, and develop similar training relationships. This agreement has a one-year term and is automatically extended for additional one year terms unless either party gives at least 120 days prior notice of its intent not to extend.

      The Company's success will depend in large part on the success of its strategic affiliates and the Company's ability to establish successful strategic relationships with other entities.

COURSEWARE, COMPUTER BASED TRAINING AND DISTANCE LEARNING

      The Company intends to continue to develop cutting edge courseware for all new Microsoft and Netscape Internet/Intranet product releases as well as other popular and emerging Internet/Intranet technology courses.

      Once Prosoft has designed the books and materials that will constitute the courseware for a given class, it is able to internally produce such courseware on a sophisticated copying and binding machine located in its Buena Park, California facility. Prosoft courseware is published, packaged and shipped from Buena Park either to a Prosoft Training Center or another training company or organization.

      Prosoft is also building the staff and technological resources necessary to offer what the Company calls "Learning on Demand" (LOD) or distance learning. The Company is developing proprietary Internet/Intranet technologies that will allow individuals to access training on an any number of products, tools or applications, in real time and on demand. To reach this goal, the Company is developing strategic alliances and plans to invest in the infrastructure and development of LOD technologies. For example, the Company has licensed from Street Technologies, Inc. ("Street") the "streaming" technologies and products developed by Street which will permit the Company to format its Internet/Intranet course offerings into an integrated computer-based training presentation that combines audio, video, graphical and other multi-media elements. The license agreement with Street has no stated term, but can be terminated by Street in the event that Prosoft fails to perform its obligations under the agreement or becomes insolvent or subject to bankruptcy proceedings. The license agreement requires Prosoft to make specified payments to Street at such times as Prosoft uses the streaming technologies. Prosoft has also entered into preliminary negotiations with a company that has developed its own proprietary LOD technologies for the development by Prosoft of several Internet/Intranet course titles for use by that company in connection with its LOD technologies. Prosoft has also initiated preliminary discussions with another firm that has developed multi-media approaches to LOD technologies for the licensing of such technologies or for the direct investment by Prosoft into such firm.

      The Company believes that such LOD technologies could become an important source of revenues in the future, and plans to commit funding and employee time to develop such technologies, although the timing and amounts of such commitments remain uncertain at this time. Any funding for the development of LOD technologies and the strategic affiliations related thereto, however, would have to be raised through additional equity financings, and the ability of the Company to successfully complete such financings is uncertain. See "RISK FACTORS--Future Capital Requirements and Uncertainty of Future Funding."

      Learning on Demand or distance learning over the Internet has the potential to lower training costs, increase accuracy, and facilitate communications among employees and their managers. By making LOD content available on the Internet, companies can distribute curriculum around the world and update materials every hour if they desire. Prosoft is addressing various security, billing and other issues that must be resolved before LOD can become commonplace on the Internet, but with the proliferation of Intranet systems within large organizations, there is a large and immediate opportunity for the Company to sell and/or license its LOD content.

MARKETING

      Prosoft will market Internet and Intranet training through its own internal sales and marketing organization in conjunction with key strategic alliances. As of November 1, 1996, the Company's sales and marketing organization consisted of 23 employees. Prosoft is currently creating and producing marketing material designed to help position ProSoft as the premier Internet/Intranet training and resource company.

      As part of Prosoft's overall strategy to offer a significant number of courses relating to Microsoft products, whenever the Company opens a Training Center in a new market, its first priority will be to offer introductory Internet and Intranet training to all Microsoft Solution Providers and Microsoft sales and marketing employees in the area. This plan is designed to help Microsoft employees better understand Microsoft products as well as gain an appreciation for the training support that Prosoft will provide to Microsoft clients. The intent is to develop goodwill with Microsoft and ultimately to increase the frequency of Microsoft recommendations and sales of Prosoft Internet training.


      Prosoft, as an integral part of its strategy to have between 50 and 60 Training Centers opened by June 1997, has established what is called the Affiliate Training Program (the "Affiliate Program"). Under the terms of the Affiliate Program, an existing computer training, consulting, distribution and/or reseller company, such as a ComputerLand franchisee, will provide the physical space within its premises for the completion and operation of one or more Prosoft training rooms in a particular market. In exchange for this rent-free classroom space, the affiliate is entitled to a small percentage (usually between 3% and 5%) of all revenue generated from the Internet and Intranet training that occurs at that location. The affiliate is entitled to a larger percentage (usually 20%) of the training revenue if its internal sales staff, either acting alone or in concert with Prosoft's sales force, sells the training seat. The Company previously issued options to acquire a total of 60,000 shares of its Common Stock, at exercise prices ranging from $5.00 to $19.75 per share, to four of the initial participants in the Affiliate Program, but has since discontinued this practice. By forming various affiliations in this fashion, the Company has dramatically reduced its fixed operating expense by replacing fixed rent or lease payments with a small variable expense tied to sales revenue. In addition, the Affiliate Program permits the Company to take advantage of the affiliate's local sales force in each market, which understands and has personal relationships with the local customer base.

      In addition to the local affiliate's marketing and sales efforts, Prosoft plans to enter each market with a uniform advertising campaign that employs direct mail, newspaper and radio advertising, followed up by aggressive telemarketing efforts, to support Prosoft's sale of training for each of the Training Centers. The Company has also established a national inbound/outbound telemarketing organization located in Jacksonville, Florida. The Company's telemarketing sales group will market the Company's Internet and Intranet training to computer resellers and end-users.

      Prosoft has also entered into preliminary discussions with various software training and consulting companies to permit such companies to sell Prosoft training seats in their regularly published catalogues and marketing materials. As part of this program, these companies, including end-user application training firms, software companies and VARs, may publish Prosoft training schedules in their course catalogs and other marketing materials and will be paid a percentage of the training revenue generated by such means. In this way, potential competitors that offer a wide range of unrelated training courses can add Internet offerings to their catalog without having to develop the curriculum or instructors, install T-1 lines, or compete with Prosoft.


MARKET POTENTIAL

      Because Prosoft has offered and will continue to offer a significant number of courses relating to Microsoft products, and because the Company has broad categorical expertise in Internet and Intranet training ranging from the most advanced system engineering to end-user training, Prosoft believes that it is well-positioned to sell its training to small, medium and large organizations. As a result of the Company's approach to Internet/Intranet training, which features highly-trained instructors, course materials designed by the Company's internal courseware department, live T-1 lines connected to the Internet, individual computers for each student, and numerous pre- and post- testing of students, the Company believes it can offer among the highest quality, consistent Internet curriculum in the industry. In addition, because of the short curriculum development cycle that the Company maintains, it can quickly create new course offerings to support new and emerging technologies. Internet/Intranet software offerings and technology will continue to evolve and training related to such software and technology will need to keep pace. Technology trends indicate that end-user interfaces are and will become more intuitive and user-friendly while system engineering and solution development required to support these simple interfaces will become increasingly complex. Because Prosoft addresses a broad range of Internet and Intranet technology training, the Company believes it is well positioned to pursue and deliver on the expanding advanced Internet technology training opportunities.

      As corporations move to develop and expand internal Intranet systems, Prosoft believes it will be positioned to deliver a wide range of Intranet training classes, ranging from Internet Information Servers to Web Page development and maintenance, as well as a host of other courses necessary for an organization to maximize the utility of Intranet systems. Prosoft believes that company-developed

Intranets will become indispensable tools in the workplace and intends to position itself to take advantage of this growing market.

COMPETITION

      At the present time, the Company has been unable to identify any other Internet/Intranet-specific training company that offers the breadth and depth of Internet and Intranet courses that Prosoft offers, or that teaches such courses in Training Centers located across the country as the Company intends to do. However, as the Internet and company-developed Intranets continue to grow in popularity and become mandatory productivity tools in the workplace, Prosoft's management believes that several existing training companies will increase their focus on Internet/Intranet training. In addition, other large computer software and reseller companies with even greater financial resources than the training companies may enter the market and begin providing Internet training.

      Although studies by the American Society for Training and Development and the International Technology Training Association consistently demonstrate that hands-on, instructor led training is the most effective manner in which to learn and master technology-oriented subject matter, most Internet users in the U.S. have not had access to this type of training. Most Internet instruction is delivered seminar-style in hotel auditoriums or similar venues using passive training techniques such as slides, multimedia presentations or perhaps an overhead of an instructor's computer in action. There are several regionally-based Internet training companies, but only a few that have direct, high speed access to the Internet. Gestalt Systems, Inc., a Washington, DC-based training Company, offers such training. CompUSA, a national computer retail chain, has opened computer training centers in several of its stores, offering a wide array of training across many different platforms ranging from advanced technical education to end-user applications training. CompUSA, however, offers a limited schedule of hands-on, on-line, end-user Internet instruction.

      Prosoft's management believes that it will have a competitive advantage over most existing training organizations because of the Company's developed curriculum, training focus, ability to offer high speed, on-line training and ability to quickly develop quality courseware to support the rapidly evolving Internet products and technologies. In addition, the Company believes that its planned national presence will give it an advantage over its competitors having a limited geographical presence. In order for existing training companies to develop the level of expertise and consistency offered by Prosoft, the Company believes they would have to narrow their focus, eliminate many of their current course offerings, retrain and/or develop their staffs, and dramatically expand their training locations.

      Prosoft believes that by virtue of its careful positioning, convenience of training, and commitment to an Internet/Intranet-specific strategy, its courses and services will have a strong appeal to the corporate market, which is looking to expand its understanding and use of Internet and Intranet technologies. Prosoft also believes that it can preempt many potential competitors by teaming up with training affiliates across the nation under the Affiliate Program and expanding quickly to become the largest and most visible provider of Internet/Intranet training. In addition, Prosoft has developed strategies and programs that will allow other training companies in any Prosoft market to re-sell Prosoft training seats as if they were their own.

SEASONALITY

      The Company expects to be subject to some seasonal fluctuations in its operating results, with revenues in November and December expected to be lower because of decreased enrollment in its classes due to holidays. However, the Company is unable to predict the extent of such seasonal fluctuations with certainty due to its limited operating history.

PROPRIETARY RIGHTS

      Most of Prosoft's Internet courseware is protected by copyright laws. The Company has also filed for trademark registration for certain of its products, tags lines and feature names. The Company will continue to seek copyright registration on certain newly developed courseware products and on operating software products that relate to the delivery of Internet and Intranet training.


GOVERNMENT REGULATION

      The Company's Training Centers are subject to extensive state and federal regulations with respect to the Company's vocational training. As a vocational, non-degree granting school, the Company is governed by the State of California Council for Private Postsecondary and Vocational Education ("CPPVE"). In addition to commercial business, the Company also actively seeks vocational retraining funding as a vendor under the JTPA.

      Federal job re-training programs under the JTPA pay Prosoft, on average, a grant of approximately $10,000 for each qualifying student for 22 to 37 weeks of intensive advanced Microsoft-based Internet technology training. If a student leaves a JTPA program before the completion of the course, Prosoft is paid a pro rata portion of the grant. The Company has been successful at attracting and re-training displaced defense and aerospace workers to become Microsoft Certified Professionals. As discussed above, those MCPs who Prosoft deems qualified are then offered positions as instructors to deliver Internet and Intranet training in Prosoft Training Centers.

      Prosoft actively seeks vocational retraining funding as a vendor under the JTPA, which was signed into law in 1982 with the stated purpose to "establish programs to prepare youth and unskilled adults for entry into the labor force and to afford job training to those economically disadvantaged individuals and others facing serious barriers to employment who are in special need of such training to obtain productive employment." Prosoft participates primarily in JTPA Title III programs, which provide for operation of state and local programs of employment and training assistance for dislocated workers. Vocational schools are traditionally providers of Title III training. Title III requires that the entity delivering JTPA-funded training be a certified school operating within the regulations set forth by the state department of education. The CPPVE is the governing council for Vocational and non-degree granting schools.

      JTPA awards are made directly from the DOL to the individual states, which are the direct recipients of the funds. Each state then allocates funding to a local grantee, known as a Service Delivery Area ("SDA"). The Governor of each state designates SDAs pursuant to JTPA regulations (an SDA is also referred to as a subrecipient). Funds may also be allocated to a subrecipient that, depending on local circumstances, may be a Private Industry Council, local elected official or administrative entity. Subrecipients then identify eligible participants for retraining and refer them to vendors for the necessary training and contracted services.

      California has 52 subrecipients. Each subrecipient allocates training through service providers or vendors. A school becomes qualified to be a vendor through a proposal process. Each subrecipient has its individual set of vendor qualifications as allowed under the JTPA. Each subrecipient may allocate funding to a vendor only through a direct contract allowing for individual referral voucher training. The JTPA requires that all commercial for-profit schools offer "commercially available off-the-shelf" training programs and packages. In order to be a "commercially available off-the-shelf" training program, such course must be sold to the general public in the course of normal business operations at prices set forth in established catalogs or at market prices. In addition, qualifying schools must not derive more than 90% of their annual net revenues from students who participate in JTPA programs. A further criteria for funding eligibility is a student job placement rate of 75%. From inception through November 1, 1996, the Company has had a student job placement rate of approximately 82%.

      Because the JTPA imposes new regulations annually and because the DOL has not fully developed administrative interpretations of such new regulations, there exists some uncertainty concerning the application of the evolving rules. New or revised interpretations of such requirements could have a material adverse effect on the Company. In addition, changes in and new interpretations of the applicable laws, rules or regulations could have a material adverse effect on Prosoft's accreditation, authorization to operate, permissible activities and cost of doing business in various states. The failure to maintain or renew any required approval, accreditation or state authorization by Prosoft could have a material adverse effect on the Company.

      In addition, each subrecipient of JTPA funds may limit the amount of Title III funds that are allocated per eligible student for retraining purposes. The cost of retraining is dependent upon the type of retraining desired and currently ranges from $6,000 to $12,000 per student. The limits are determined by either the size of the grant received, the needs of the student and/or the funding policy of the subrecipient's policy board.

      The violation by the Company of regulatory standards governing JTPA programs could be the basis for a proceeding by the subrecipient to suspend or terminate the Company's participation in these Title III programs. Although there is no such proceedings pending, and the Company has no reason to believe such a proceeding is contemplated, if such a proceeding were initiated against the Company, and resulted in a substantial curtailment of the Company's participation in JTPA programs, the Company would be adversely effected. In addition, if the CPPVE were to determine that the Company misappropriated JTPA funds or failed to deliver the training as contracted, the Company could be required to repay such funds as outlined in each contract executed with each subrecipient.

      CPPVE regulations contain specific requirements governing the establishment of new main campuses, branch campuses and classroom locations at which students qualifying for JTPA funds receive instruction. The Company intends to continue to seek CPPVE approvals for certain of its new locations if and when it determines that such locations warrant JTPA type training. To date, the Company has not sought CPPVE approval for its new locations.
Should the CPPVE change its regulation with respect to this approval process, or delay approvals of new locations beyond the current approval time rate, the Company's vocational business may be adversely affected. In addition, the United States Department of Education directs the CPPVE to assess the administrative capability of each school participating in federal retraining programs. A finding by the CPPVE that a school has failed to satisfy administrative capability criteria may result in a suspension or revocation of that school's ability to operate.

      CPPVE regulations also contain specific requirements governing curriculum and course content for JTPA funded programs. While Prosoft has obtained all approvals for the courses of instruction that are currently offered as well as the projected 1996 and 1997 course offerings, in the event that any Prosoft site is determined by the CPPVE to have offered a course of instruction without having obtained the proper approvals, Prosoft can be placed on probation by the CPPVE for a specific period of time not to exceed two years, and can be ordered to post a bond and to refrain from entering into any new agreements for any course of instruction. In such a case, the CPPVE may order the Company to reimburse all reasonable costs and expenses on behalf of the affected student.

      During the period December 8, 1995 to July 31, 1996, three southern California governmental agencies accounted for approximately 82% of the Company's total revenues. Each of these agencies provided JTPA vocational training funds for students in the Company's Training Centers. Although substantially all of the Company's revenues to date have been generated from JTPA vocational training and these three agencies, the Company expects a significant majority of its revenues in the future will come from Internet/Intranet training, and its dependence on these agencies and its exposure to state and federal regulations discussed above will diminish.

EMPLOYEES

      As of November 1, 1996, Prosoft had 151 full-time employees and plans to hire additional support, executive, and instructor staff as new Training Centers open across the country. The current employees have considerable experience in all areas of vocational and commercial advanced technology school management, education and training.

PROPERTIES

      The Company's headquarters are located at 7100 Knott Avenue, Buena Park, California, a 22,700 square foot facility on which the Company pays rent on a month-to-month basis. Prosoft and its Buena Park landlord have agreed that this lease will terminate on December 31, 1996, and Prosoft is actively searching for a new corporate headquarters in the Orange County, California area that is more consistent with Prosoft's business plan and growth strategy. As of November 1, 1996, the Company had entered into leases for commercial space in the following locations:


LOCATION                 SQUARE FOOTAGE   MONTHLY LEASE   RENT EXPIRATION
Buena Park, CA*                   22,700         $25,000   Month-to-month
North Hollywood, CA*               3,000         $ 3,000             4/99
Palmdale, CA                       5,000         $ 3,100   Month-to-month
New York, NY                       5,558         $ 7,410             8/99
Dallas, TX*                        2,000         $ 1,500   Month-to-month


-------------------
*Open Training Center

      In addition, Prosoft has entered into the Affiliate Program with several independent training, computer reseller or other educational companies under which the affiliates provide space to ProSoft for its Training Centers. See "Marketing." Prosoft's use of such affiliates' space is not subject to a lease or sublease arrangement, but rather is set forth in an agreement under which Prosoft is given use of such affiliates' facilities at certain times for the providing of Internet/Intranet training in exchange for the payment of commissions or royalties to such affiliates. The lease or rental agreements reside with the affiliate and Prosoft has no fixed obligation or liability for this rent. Prosoft is obligated to pay such affiliates a royalty (ranging from 3% to 5%) that is directly tied to the training revenues generated at such affiliates' sites. In addition, the Company is responsible for all necessary tenant improvements relating to the Training Centers made at the affiliates' locations and in the event that any such affiliation is terminated prior to the expiration of the contract, Prosoft would have to write off the remaining value of those improvements. As of November 1, 1996, the Company operated eleven Training Centers under this type of arrangement in the following locations:


LOCATION               SQUARE FEET             AFFILIATE
Brentwood, TN             1,520           National Technology Group
Jacksonville, FL          1,400           Florida Supplies and Solutions
Springfield, PA             760           Valens Information Systems
Marlborough, MA             750           Merisel, Inc.
Owings Mills, MD            750           Valens Information Systems
Durham, NC                  720           National Technology Group
Greenville, SC              720           Computerland of Greenville, SC
Greensboro, NC              700           National Technology Group
St. Louis, MO               660           G.A. Sullivan
Charlotte, NC               650           National Technology Group
Tulsa, OK                   609           Computer Resources of Tulsa

LEGAL PROCEEDINGS

      The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The executive officers and directors of the Company are as follows:


Name                       Age                   Position
------------------------   ---   -----------------------------------------
Keith D. Freadhoff          37   Chairman of the Board and Chief Executive
                                 Officer
Donald Danks                39   President and Director
John J. Buckley             43   Chief Technology Officer
James P. Stapleton          33   Chief Operating Officer
Brooks A. Corbin            36   Chief Financial Officer
William E. Richardson       49   Director



      KEITH D. FREADHOFF. Mr. Freadhoff has served as Director, Chairman of the Board and Chief Executive Officer of the Company since the Reorganization and prior to that served in the same capacities with Old ProSoft from its inception. From February 1995 to December 1995, Mr. Freadhoff operated the business of the Company while it was owned by the Proprietorship. From 1994 through 1995, Mr. Freadhoff served as Executive Director for the Career Planning Center, a community based non-profit organization. From 1993 through 1994, Mr. Freadhoff served as President of The Focus Institute, a company specializing in computer based, classroom training. Mr. Freadhoff headed a new government training program division for Frojen Advertising Company between 1991 and 1993. Mr. Freadhoff began his training background by forming Oasis Corporate Education and Training in 1987. Oasis was a customized training company that developed courseware for manufacturing, financial, service and public organizations. In November 1991, Oasis filed for bankruptcy protection. Mr. Freadhoff completed graduate level coursework in the University of Southern California School of Business Management and graduated from the University of Nebraska in 1982.

      DONALD DANKS. Mr. Danks has served as Director and President of the Company since the Reorganization and prior to that served in the same capacities with Old ProSoft from its inception. From 1991 through 1995, Mr. Danks was President and Chief Executive Officer of Advantage Life Products, Inc. ("Advantage"), a publicly traded consumer products company. From 1989 to 1991, Mr. Danks was the Chief Operating Officer for Advantage. Mr. Danks has extensive experience in strategic planning, capital formation and the development and implementation of national marketing strategies. Mr. Danks graduated from the University of California, Los Angeles, in 1979.

      JOHN J. BUCKLEY. Mr. Buckley has served as the Chief Technology Officer of the Company since the Reorganization and prior to that served in the same capacities with Old ProSoft which he joined in February 1996. Mr. Buckley was Vice President of Business Development for Gestalt Systems, Inc., an Internet training company, from July 1993 through January 1996. From May 1992 through June 1993, Mr. Buckley was an Information Technology Consultant to corporations in the Washington, D.C. metropolitan area, where he specialized in the design and implementation of Novell LANs. From October 1987 through April 1992, Mr. Buckley served as President of Communication Services International, a company specializing in LAN consulting and implementation services for corporations in the Mid-Atlantic U.S. Mr. Buckley graduated from the University of Maryland at College Park with a BA in Political Science in 1974, and earned an MBA in 1976 from the same institution.

      JAMES P. STAPLETON. Mr. Stapleton has served as the Chief Operating Officer of the Company since May 1996 and prior thereto served as the Chief Financial Officer since he joined the Company in March 1996. Mr. Stapleton was the Chief Financial Officer of BioTek Solutions, Inc., a life-sciences company, from December 1995 through February 1996. Prior to that, Mr. Stapleton was employed in a variety of positions for Advantage Life Products, Inc. From 1992 though 1995, Mr. Stapleton was Executive Vice President and Chief Financial Officer of Advantage. From March 1991 through May of 1992 Mr. Stapleton was Vice President of Sales - Western U.S., and from May 1987 through March of 1991, Mr. Stapleton was Vice President: Finance and Operations of Advantage. Mr. Stapleton graduated from the University of California at Irvine with an MBA in 1995, and from the University of Washington with a BA in Economics in 1985.

      BROOKS A. CORBIN. Mr. Corbin has served as Chief Financial Officer since he joined the Company in May 1996. From 1995 through 1996, Mr. Corbin was Chief Financial Officer for Hastl Acquisitions, Inc., an import-export company. In February 1996, Hastl filed for Chapter 11 bankruptcy protection. Prior to 1995, Mr. Corbin worked for six years as a business consultant to start-up and troubled companies. He started his career with Price Waterhouse in 1982. Mr. Corbin graduated from Stanford University with BAs in Economics and International Relations in 1982, and from the University of California, Los Angeles with an MBA in Finance and Real Estate in 1987. Mr. Corbin is a member of the AICPA.

      WILLIAM E. RICHARDSON. Mr. Richardson has served as a member of the Board of Directors of the Company since the Reorganization and prior to that served as a member of the Board of Directors of Old ProSoft beginning in February 1996. Mr. Richardson co-founded Performance Consulting International ("PCI"), a management consulting and training firm, in 1995 where he has served as Principal Director. Prior to founding PCI, Mr. Richardson served as CEO for Bird Products Corporation from 1993 to 1995 and CITATION Computer Systems from 1984 to 1989. In addition, Mr. Richardson has served over sixteen years in executive management capacities with Diasonics, ADAC Laboratories and the SmithKline Corporation. Mr. Richardson holds undergraduate degrees in Chemistry and Mathematics from the University of Nebraska and an EMBA from Columbia University. He currently is a member of the Executive Advisory Council, Graduate School of Management and the Advisory Board for Entrepreneurial Management at the University of California.

SUMMARY COMPENSATION TABLE

      The following sets forth certain summary compensation information concerning the named Chief Executive Officer of the Company. No executive officer of the Company received more than $100,000 in compensation during the period December 8, 1995 to July 31, 1996.



           NAME AND                                        PERIOD ENDING      ANNUAL COMPENSATION
      PRINCIPAL POSITION                                   JULY 31, 1996             SALARY
      ------------------                                   -------------      -------------------
      Keith D. Freadhoff(1)                                    1996                $24,923.07
      Chairman of the Board and Chief Executive Officer

----------------
(1) Mr. Freadhoff became Chief Executive Officer of the Company in March 1996 upon completion of the Reorganization. The amounts disclosed include compensation received as Chief Executive Officer of Old ProSoft prior to the Reorganization, as well as compensation received as Chief Executive Officer of the Company. Mr. Freadhoff has not been granted any stock options by the Company. No compensation was paid to any employee of the Company prior to the Reorganization.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company presently does not have a compensation committee or other committee of the Board of Directors performing similar functions. Messrs. Freadhoff and Danks are each officers of the Company and, as members of the Board of Directors, participated in deliberations of the Board concerning executive officer compensation.

COMPENSATION OF BOARD OF DIRECTORS

     Directors of the Company do not receive compensation for serving on the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company believes that certain provisions of its Restated Articles of Incorporation ("Articles") and Bylaws will be useful to attract and retain qualified persons as directors and officers. The Company's Articles limit the liability of directors to the fullest extent permitted by Nevada law. This is intended to allow the Company's directors the benefit of Nevada Corporation Law which provides that directors of Nevada corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of unlawful distributions. The Company's Bylaws generally require the Company to indemnify, as well as to advance expenses, to its directors and its officers to the fullest extent permitted by Nevada law upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it should be ultimately determined that they are not entitled to indemnification by the Company. The Company has also entered into indemnification agreements with its directors and officers which similarly provide for the indemnification and advancement of expenses by the Company.

     The Company has obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

     There is no pending litigation or proceeding involving a director, officer, associate or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director, officer, associate or other agent.


EMPLOYMENT AGREEMENTS

     The Company has not entered into any employment agreements with its executive officers.

STOCK OPTION PLAN

     In 1996, the Board of Directors and stockholders of the Company approved the adoption of a 1996 Stock Option Plan (the "1996 Plan"), for which 750,000 shares of Common Stock are reserved for issuance on exercise of options. The following is a brief summary of the material features of the 1996 Plan.

     The 1996 Plan calls for the granting of options to purchase up to 750,000 shares of the Company's Common Stock. No employee, director or consultant may be granted options to acquire more than 250,000 shares during any one-year period under the 1996 Plan. Shares covered by options which terminate without exercise are available for issuance upon the grant of additional options. The number and kind of shares subject to the 1996 Plan and any outstanding options under the 1996 Plan will be appropriately adjusted in the event of a stock split, stock dividend, reorganization or other specified changes in the capitalization of the Company. The 1996 Plan allows for the grant of either incentive stock options or nonstatutory stock options.

     The 1996 Plan is administered by the Company's Board of Directors, which has the sole authority to determine which eligible persons shall receive options and the terms and provisions of the options. The Board also has the full power and authority to interpret the provisions of the 1996 Plan and any option granted under the 1996 Plan. The Board may delegate administration of the 1996 Plan to a committee of not less than two members of the Board.

     Employees, directors and consultants of the Company and any subsidiary of the Company are eligible to receive options under the 1996 Plan, with only employees eligible to receive incentive stock options. At October 1, 1996, approximately 89 persons were eligible to participate in the 1996 Plan. The Board has the discretion to set the exercise price for options granted under the 1996 Plan, provided that the exercise price per share for each incentive stock option cannot be less than the fair market value on the date of grant and the exercise price per share for each nonstatutory stock option cannot be less than 85% of the fair market value on the date of grant; provided, further, that the exercise price per share for each option granted to a person owning greater than 10% of the total combined voting power of all classes of stock of the Company (a "Restricted Stockholder") cannot be less than 110% of the fair market value on the date of grant. The Board also has broad discretion as to the other terms and conditions upon which options granted shall be exercisable, but under no circumstances will an option have a term exceeding ten years from the date of grant, nor may an option granted to an employee who is not an officer or director be exercisable at a rate of less than 20% per year.

     The purchase price for shares issued under the 1996 Plan shall be paid by cash or such other means deemed acceptable by the Board, including the payment of all or part of the exercise price with shares previously acquired by the optionee. The Company may also facilitate the cashless exercise of options through customary brokerage arrangements.

     Each option will expire on the date established by the Board for that option, except that no option may be exercised later than ten years after the date of grant and no incentive stock option granted to a Restricted Stockholder may be exercised later than five years after the date of grant. Options generally terminate upon the termination of the optionee's employment, except that the Board may provide in the option agreement that the vested portion of the option at the time of termination may be exercisable for up to three months after termination for any reason other than death or disability, and for up to one year after termination in the event of death or disability. The Board also has the authority to extend the post-termination exercise period, although not beyond the original option expiration date, and to accelerate unvested portions of an option upon the termination of employment. Options are not transferable by the optionee other than by will or the laws of descent and distribution.

     The 1996 Plan provides that in the case of certain reorganizations, mergers or consolidations of the Company with one or more corporations, or the sale of substantially all of the Company's assets, all outstanding options, including unvested installments, shall be accelerated and be exercisable in full beginning immediately prior to the consummation of the transaction unless such options are assumed in some manner as part of the transaction or new options or securities are substituted for them.

     The 1996 Plan provides that the Board may at any time amend or terminate the 1996 Plan, although no amendment or termination may adversely affect any previously granted option without the consent of the holder of the option. Unless sooner terminated by the Board, the 1996 Plan will terminate in March 2006.

     As of November 1, 1996, there were options outstanding under the 1996 Plan to purchase 746,250 shares of Common Stock, with exercise prices ranging from $3.50 to $20.00 per share and termination dates ranging from January 1997 to December 1999. The options under the 1996 Plan vest over varying lengths of time pursuant to various option agreements that the Company has entered into with the grantees of such options.

OTHER STOCK OPTIONS

     As a result of the Reorganization, nonstatutory stock options to purchase 1,042,500 shares of common stock of Old ProSoft were converted into options to purchase 1,042,500 shares of the Company's Common Stock on substantially the same terms and conditions as options granted under the 1996 Plan. As of July 31, 1996, all 1,042,500 options remained outstanding at an exercise price of $1.00 per share and expire on July 31, 1997. All of such options became fully exercisable on August 1, 1996.

                              CERTAIN TRANSACTIONS

REORGANIZATION

     From its incorporation in May 1985 until March 1996, the Company had no significant operations. In March 1996, the Company entered into the Reorganization Agreement with Old ProSoft and the Old ProSoft shareholders. Under the term of the Reorganization Agreement, the Old ProSoft shareholders received one share of Common Stock of the Company in exchange for each of their shares of Old ProSoft, and Old ProSoft became a wholly-owned subsidiary of the Company. An aggregate of 4,726,250 shares were issued to the Old ProSoft shareholders in the Reorganization and the Old ProSoft shareholders ended up owning approximately 90% of the Company immediately after the Reorganization. All outstanding options and warrants to purchase shares of common stock of Old ProSoft became options or warrants to purchase the same number of shares of Common Stock of the Company, and on the same terms, in the Reorganization. As part of the Reorganization, all of the executive officers and directors of the Company resigned and the executive officers and directors of Old ProSoft became the executive officers and directors of the Company and the Company changed its name from Tel-Fed, Inc. to ProSoft Development, Inc.

STOCK ISSUANCES BY OLD PROSOFT

     Old ProSoft was incorporated in December 1995. Donald L. Danks, a director and President of the Company, Keith D. Freadhoff, Chairman of the Board and Chief Executive Officer of the Company, and Douglas Hartman, a former director of the Company, each received 1,000,000 shares of Common Stock of the Company in exchange for $9,500 in the case of Mr. Danks, a demand promissory note for $9,500 in the case of Mr. Freadhoff, and the contribution of all of the assets and liabilities of the Proprietorship in the case of Mr. Hartman.

     William E. Richardson, a director of the Company, purchased 100,000 shares of Old ProSoft Common Stock for $25,000 in January 1996.

     From January to March 1996, Old ProSoft conducted a private offering of its common stock and warrants to purchase common stock. Pursuant to that offering, a total of 931,250 shares of common stock were sold for total cash consideration of $927,500. Warrants to purchase an aggregate of 945,000 shares of common stock at $1.00 per share were issued to investors in that private placement.
Mr. Richardson purchased 25,000 shares and received a warrant to purchase 25,000 shares in that offering for $25,000. Although the warrants issued in that offering were called for redemption in May 1996, the Company has agreed to extend Mr. Richardson's warrants until 1999.

     All outstanding Old ProSoft shares were exchanged for newly-issued shares of Company Common Stock in the Reorganization. In addition, all outstanding Old ProSoft options and warrants became options or warrants to purchase Company Common Stock in the Reorganization.

POST-REORGANIZATION PRIVATE PLACEMENT

     During April and May of 1996, the Company conducted a private offering of its Common Stock and warrants to purchase Common Stock. Pursuant to that offering, a total of 430,462 shares of Common Stock were sold for total cash consideration of $1,506,639 and warrants to purchase

143,473 shares of Common Stock at $5.00 per share were also issued to the investors. William Richardson purchased 10,000 shares and a warrant to purchase an additional 3,333 shares in that offering for $35,000, and Brooks Corbin, the Company's Chief Financial Officer, purchased 7,000 shares and a warrant to purchase an additional 2,333 shares for $24,500.

     The Company and Messrs. Freadhoff, Danks and Hartman have agreed to use their best efforts to cause and maintain the election to the Board of Directors of the Company of a representative mutually agreed upon by the Company and a majority in interest of the shares issued in that private placement. This obligation terminates upon the closing of a firm commitment underwritten public offering by the Company involving net proceeds to the Company of at least $5,000,000.

OTHER

     During the period January 1, 1996 through October 1, 1996, the Company loaned approximately $115,000 to Mr. Freadhoff at an interest rate of 10% per annum. Principal and interest on this loan is due and payable on demand.

     The Company has agreed to include in the Registration Statement of which this Prospectus is a part an aggregate of 60,000 shares of Common Stock, including 25,000 shares of Common Stock issuable upon exercise of warrants, owned by Mr. Richardson. The Company has entered into a registration agreement with Mr. Richardson and certain other Selling Stockholders in connection with such registration of their shares. See "DESCRIPTION OF CAPITAL STOCK -- Shares Eligible For Future Sale".

     All transactions between the Company and its officers, directors and principal stockholders have been on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                              SELLING STOCKHOLDERS

     All of the Shares offered by this Prospectus are being offered by the Selling Stockholders for their own respective accounts. The following table sets forth certain information as of November 1, 1996, with respect to the Selling Stockholders:

                                       Shares                            Shares
                                        Owned           Shares           Owned
                                      Prior to        Covered by       after the
 Name of Selling Stockholder          Offering        Prospectus      Offering(1)
------------------------------      -------------   --------------   --------------
Alhadeff, Victor D.                       9,000            9,000                0
American Ports Consultants, Inc.         95,236           95,236                0
Bannister, Henry F.                       3,500            3,500                0
Banyan Investment Co.                   200,000          200,000                0
Basson, David N.                          2,858            2,858                0
Beaudry, Fores J.                         2,500            2,500                0
Beebe, R. Scott                          50,000           50,000                0
Bev Partners L.P.                        21,000           21,000                0
Biggs, John W., D.C., P.C.
 Pension Plan & Trust                     5,000            5,000                0
Bodon, Michael G.                        30,000           30,000                0
Boyko, Jeffrey A., D.C., P.C.
 Pension Plan                             3,000            3,000                0
Buma, Ryan L.                             7,150            7,150                0
Butler, Jeffrey D.                        8,571            8,571                0
Cecala, Enrico                           50,000           50,000                0
Chaffetz, Alex                           13,200            3,200           10,000
Chaffetz, John                           70,000           70,000                0
Chudnovsky, Vadim                         1,250            1,250                0
Clark Fork Medical Associates,
P.C. 401(k) Profit Sharing Plan           2,000            2,000                0
Clem, Brent                              50,000           50,000                0
Cochran, Kirby D.                       150,000           50,000          100,000(3)
Conners Family Trust                     20,000           20,000                0
Corbin, Brooks A.                        59,333(4)         9,333(5)        50,000
Cord Capital LLC                          6,000            6,000                0
Cox, Craig & Susan                        5,000            5,000                0
Cranshire Capital L.P.                    5,000            5,000                0
Crilly, Patrick J.                        7,143            7,143                0
Cudd & Co.                               30,000           30,000                0
Cunningham, Joe N.                        5,733            5,733                0
D'Ambrosio, Christianne C. & Kara C.      2,000            2,000                0
D'Ambrosio, Louis J.                    180,000          180,000                0
D'Ambrosio, Louis J. & Kara C.            1,000            1,000                0
Davies, Paul M.                           4,500            4,500                0
Delaware Charter
 Guarantee & Trust, FBO Burt Cohen IRA   12,000           12,000                0

                                    Shares                             Shares
                                    Owned            Shares            Owned
                                   Prior to        Covered by        after the
Name of Selling Stockholder        Offering        Prospectus       Offering(1)
--------------------------------   --------        ----------       -----------
Di Meo, Rino                         1,500            1,500                0
DRC Corporation Pension Plan        27,999           27,999                0
Dukakis, John & Lisa                 3,811            3,811                0
Eagle Growth Limited Partnership    50,000           50,000                0
Eggleston, Thomas & Mary            14,400           14,400                0
EGS Associates                      42,000           42,000                0
Ervin, Cohen & Jessup Profit
 Sharing Plan FBO Gary Freedman      3,000            3,000                0
Fliege, James R.                    50,000           50,000                0
Forrester, Michael & Pamela        100,000          100,000                0
Gaeta, Frank                         1,000            1,000                0
Gilbreth, Joseph Jr. & Jean         10,000           10,000                0
Gillen, Frank J.                    12,000           12,000                0
Gladstein, Gary S.                   5,000            5,000                0
Gramm, Colton                        2,500            2,500                0
Granville, Richard                   1,000            1,000                0
Harding, David                       9,904(6)         9,904(6)             0
Haussman Holdings N.V.              40,000           40,000                0
Heiserman & Hamer                      921              921                0
IPESA NV                            20,000           20,000                0
Johnson Advisory Group, Inc.         2,500            2,500                0
Jones, Milton C.                    50,000           50,000                0
Kaveggia, Laszlo P.                  1,250            1,250                0
Ketcher, Fred                        2,500            2,500                0
Keyway Investments Limited          36,000           36,000                0
Khaled, Michael E.                 341,200(7)       131,200(7)       210,000(8)
Koch, Ronald R. Living Trust         4,000            4,000                0
Lish, Gordon E. & Bernice B.         2,500            2,500                0
Lothian, Mathew                     40,000           40,000                0
Lowe, Raymond E. IRA                50,000           50,000                0
Malamut, Mark                        1,333            1,333                0
Manni, Arthur                       25,000           25,000                0
McCulloch, Patricia                  2,667            2,667                0
Minkoff, Donald & Erma               2,500            2,500                0
Mock, David                        150,000(9)       150,000(9)             0
Modiano, Mario                      15,000           15,000                0
Mourlas, James & Katherine           1,000            1,000                0
Nosseck, Noel                        3,000            3,000                0


                                    Shares                            Shares
                                     Owned           Shares           Owned
                                   Prior to        Covered by       after the
Name of Selling Stockholder        Offering        Prospectus      Offering(1)
------------------------------   -------------   --------------   --------------
Nussbaum, Berry                    74,522(11)       74,522(11)            0
Olafson, Gregory                  122,583(12)      122,583(12)            0
Patrou, John P.                     5,000            5,000                0
Peterson, Mark                     30,000           30,000                0
Resource Services Ltd. Money
 Purchase Pension & Profit
 Sharing Trust                     10,607(10)       10,607(10)            0
Richardson, Eric W.               110,666(13)       10,666(14)      100,000(3)
Richardson, William E.            160,000(15)       60,000(15)      100,000(3)
Rizzotto, Ken & Jane                1,000            1,000                0
ROPAR, LLC                         15,000           15,000                0
Rosenthal, Murray H.               19,046           19,046                0
Ruenitz Associates                  2,000            2,000                0
Schenker, Walter Milton             3,000            3,000                0
Schmidt Family Trust                5,000            5,000                0
Sheppard, Robert                   71,000           71,000                0
Siegel, Richard B.                 50,000           50,000                0
Slawson, Steve                      3,000            3,000                0
Slobe, Roger D.                     8,000            8,000                0
Stallman, Andrew                   60,000(16)       60,000(16)            0
Steps, Inc.                        50,000           50,000                0
Sullivan, Gregory A.               33,333           33,333                0
SunAmerica Small Company
 Growth Fund                      250,000          250,000                0
Thomas, Luebs & Mort Profit
 Sharing Plan FBO, William
 Thomas                            50,000           50,000                0
Thomas, Homer & Mary                2,000            2,000                0
Thomas, William E.
 Custodian for Kelly O'Rourke       9,600            9,600                0
Travelers Indemnity Co.           110,000          110,000                0
Trimble, Kelly                    120,000           20,000          100,000(13)
Turnbow, Lynn                     120,000          120,000                0
Vanderhoff, Michael D.            280,000(17)      200,000(17)       80,000(18)
Weinstein, Ronald A.                9,000            9,000                0
Whittier Equities Corp.             5,000            5,000                0
Wood, Mark                         33,333           33,333                0
Wood, Mark & Jerri                 20,000           20,000                0
Young, Kenneth M.                  50,000           50,000                0
Zane & Alice Feldman Trust          7,142            7,142                0
                                ---------        ---------          -------

                                4,137,291        3,387,291          750,000
                                =========        =========          =======

----------------

(1) Assumes that each Selling Stockholder sells all of the Shares to which this Prospectus relates.

(2) These Selling Stockholders have agreed generally not to sell, under this Prospectus, more than 1% of their respective Shares for each month that elapses after November__, 1996 unless the consent of the Company is obtained. See "DESCRIPTION OF CAPITAL STOCK -- Shares Eligible for Future Sale."
(3)  Represents 1.3% of the Company's shares after this offering.
(4) Includes 50,000 shares subject to a currently exercisable option and 2,333 shares subject to a currently exercisable warrant.
(5)  Includes 2,333 shares subject to a currently exercisable warrant.
(6)  Includes 2,476 shares subject to a currently exercisable warrant.
(7)  Includes 25,000 shares subject to a currently exercisable warrant.
(8)  Represents 2.8% of the Company's shares after this offering.
(9)  Includes 120,000 shares subject to a currently exercisable warrant.
(10) Includes 5,607 shares subject to a currently exercisable warrant.
(11) Includes 31,665 shares subject to a currently exercisable warrant.
(12) Includes 55,000 shares subject to a currently exercisable warrant.
(13) Includes 100,000 shares subject to a currently exercisable option and 2,666 shares subject to a currently exercisable warrant.
(14) Includes 2,666 shares subject to a currently exercisable warrant.
(15) Includes 25,000 shares subject to a currently exercisable warrant.
(16) Includes 60,000 shares subject to a currently exercisable warrant.
(17) Includes 50,000 shares subject to a currently exercisable warrant.
(18) Represents 1.1% of the Company's shares after this offering.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's capital stock at November 1, 1996, and as adjusted to reflect the sale by the Company of the Shares offered hereby, (i) by each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company, (ii) by each of the Company's directors, and (iii) by all directors and executive officers as a group. Except as otherwise noted, each named beneficial owner has sole voting and investment power with respect to the shares owned.



                                       Shares Beneficially                      Shares Beneficially
        Name of Individual                Owned Prior to           Shares            Owned After
      or Identity of Group(1)              the Offering          to be Sold         the Offering
-----------------------------------   -----------------------   -------------   --------------------
                                         Number      Percent                     Number     Percent
                                      ------------   --------                   ---------   --------
Keith D. Freadhoff                      725,000          9.8%           --        725,000       9.8%
Douglas Hartman                         750,000         10.2%           --        750,000      10.2%
Donald L. Danks                         716,500          9.7%           --        716,500       9.7%
William E. Richardson                   160,000(2)       2.1%       60,000(2)     100,000       1.3%
All directors and executive           2,108,500(3)      27.4%       69,333(4)   2,039,167      26.5%
 officers as a group (6 persons)

     _______________________
(1) The address of each of Messrs. Freadhoff, Danks, Hartman and Richardson is c/o the Company, 7100 Knott Avenue, Buena Park, California 90620. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of stock beneficially owned by them.
(2) Includes 25,000 shares issuable pursuant to warrants exercisable within 60 days of the date of this Prospectus.
(3) Includes 325,000 shares issuable pursuant to options and warrants exercisable within 60 days of the date of this Prospectus.
(4) Includes 27,333 shares issuable pursuant to warrants exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 7,350,604 shares of Common Stock were issued and outstanding as of November 1, 1996.

     The holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they be annual or special, is not provided for under the Company's Articles or Bylaws. However, under certain circumstances, cumulative voting rights in the election of the Company's directors may exist under California law. See "DESCRIPTION OF CAPITAL STOCK - Application of California GCL". The Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the Common Stock at that time outstanding. The Common Stock presently outstanding is, and the Common Stock issued in this offering will be, fully paid and nonassessable.

     The Transfer Agent for the Company's Common Stock is Interwest Transfer Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

     On November 1, 1996, the Company had 7,350,604 shares of Common Stock outstanding, assuming no exercise of the outstanding stock options or warrants, which total 2,195,947 shares.

     None of the outstanding shares of Common Stock have been registered for sale under the Securities Act of 1933, as amended (the "Securities Act"). These shares may not be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration such as Rule 144 of the Securities Act. Only 286,723 of such shares are currently eligible for sale under Rule 144. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that do not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. Any person who has not been an affiliate of the Company for at least the three months immediately preceding the sale, and who has beneficially owned shares of Common Stock for at least three years, is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     An aggregate of 3,387,291 shares are being registered for sale by the Selling Stockholders under this Registration Statement. In connection with such registration, holders of 2,660,291 of these shares have entered into an agreement with the Company relating to the sale of shares under this Prospectus (the "Registration Agreement"). Under the Registration Agreement, the Company has agreed to include those shares in this Prospectus and the stockholders have agreed not to sell under this Prospectus more than 1% of their Shares for each month that elapses after November ___, 1996, without the written consent of the Company.

     To the extent the Company allows shares in excess of this amount to be sold it has agreed to do so only on a pro rata basis among all stockholders who are parties to the Registration Agreement, except the Company may, in its discretion, allow Selling Stockholders to sell amounts less than 1,000 shares without regard to the percentage of that stockholder's shares. Such stockholders have also agreed that, in the event of any future underwritten public offering of the Company's securities they will not sell their shares for a period of 180 days after the closing of such offering without the written consent of the managing underwriter.

     Concurrent with this registration, the Company also intends to register up to 1,788,500 shares issuable upon exercise of outstanding options to purchase Common Stock of the Company held by employees and consultants of the Company. As of November 1, 1996, 1,306,146 of these options were exercisable.

     The Company has had a very limited trading volume in its Common Stock to date. Sales of substantial amounts of Common Stock of the Company under this Registration Statement or otherwise could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital at that time through the sale of its securities. See "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

     In connection with the recent private placement of 727,000 shares of its Common Stock, the Company agreed to prepare, file and use its best efforts to have declared effective a registration statement covering the shares with the Securities and Exchange Commission. The Company has agreed to file this registration statement no later than August 31, 1996 and, once such registration statement is declared effective, to keep such registration effective for a period of 24 months or until all of such shares could otherwise be sold under Rule 144 under the Securities Act. This Registration Statement is intended to satisfy the obligation to the purchasers in that private placement.

     Under the Registration Agreement, the Company has agreed to register 2,660,291 shares of Common Stock held by certain investors in the Company. See "Shares Eligible for Future Sale."

     Investors in an earlier private placement by the Company received certain piggyback registration rights with respect to a portion of the shares issuable to them upon exercise of the warrants received in that offering. Generally, those shareholders shall be entitled to include up to 50% of their warrant shares in any registration statement filed by the Company after the closing of the Company's initial public offering, subject to possible cutbacks by the underwriters, if any, in the offering covered by that registration statement. A total of 93,591 shares of Common Stock are issuable or have been issued upon exercise of warrants in that private placement. Under the Registration Agreement, the Company has agreed to include all of those warrant shares in this Prospectus, as well as all 430,462 shares issued in that private placement.

     Another shareholder of the Company has certain piggyback registration rights with respect to 120,000 shares of Common Stock issuable upon exercise of a warrant held by him. All of those shares are included in this Prospectus.

     No other shareholders of the Company have registration rights with respect to the Common Stock which they own or have the right to acquire.

NEVADA ANTI-TAKEOVER LAWS AND CERTAIN CHARTER PROVISIONS

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations having at least 200 stockholders, prohibits an

"interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation, (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Articles of Incorporation are met and either (a)(i) the board of directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statute
(S)78.378-78.379, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While the Company does not currently exceed these thresholds, it may well do so in the near future. In addition, although the Company does not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, it plans to open offices there shortly. Therefore, it is likely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call certain of the acquiror's shares for redemption. The Company's Restated Articles of Incorporation and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute).

     Certain provisions of the Company's Bylaws which are summarized below may affect potential changes in control of the Company. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquiror to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Company and to make changes in management more difficult.

     The Bylaws provide that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. The Company may have three to twenty-five directors as determined from time to time by the Board, which currently consists of three members. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of 66-2/3% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

     The Bylaws further provide that stockholder action must be taken at a meeting of stockholders and may not be effected by a consent in writing, unless such consent is unanimous. Special meetings of stockholders may be called only by a majority of the Board of Directors. If a stockholder wishes to propose an agenda item for consideration, they must give a brief description of each item and written notice to the Company (i) in the case of an annual meeting called for a date within 30 days of the anniversary date of the immediately preceding annual meeting, not less than 120 days in advance of the anniversary date of the proxy statement for the previous year's annual meeting nor more than 150 days prior to such date and (ii) in the case of an annual meeting called for a date that is not within 30 days of the anniversary date of the immediately preceding annual meeting, not later than 10 days following the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is made, whichever occurs first.

     The Bylaws generally provide that the foregoing provisions of the Bylaws may be amended or repealed only with the affirmative vote of at least a majority of the outstanding shares. This provision exceeds the usual majority of a quorum vote requirement of Nevada law and is intended to prevent the holders of less than 50% of the voting power from circumventing the foregoing terms by amending the Bylaws.

     The effect of such provisions of the Company's Bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Company. To the extent that these provisions have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for Common Stock and in so doing may diminish the market value of the Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock.

     The provisions described above may have the effect of delaying or deterring a change in the control or management of the Company.

APPLICATION OF CALIFORNIA GCL

     Although incorporated in Nevada, the Company is headquartered in the State of California. Section 2115 of the California GCL ("Section 2115") provides that certain provisions of the California GCL shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as the Company can be subject to Section 2115 if the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50 percent and more than one-half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. Since the Company currently would be deemed to meet these factors and does not currently qualify as a national market security on NASDAQ, it is subject to Section 2115.

     During the period that the Company is subject to Section 2115, the provisions of the California GCL regarding the following matters are made applicable to the exclusion of the law of the State of Nevada: (i) general provisions and definitions; (ii) annual election of directors; (iii) removal of directors without cause; (iv) removal of directors by court proceedings; (v) filling of director vacancies where less than a majority in office were elected by the stockholders; (vi) directors' standard of care; (vii) liability of directors for unlawful distributions; (viii) indemnification of directors, officers and others; (ix) limitations on corporate distributions of cash or property; (x) liability of a stockholder who receives an unlawful distribution;
(xi) requirements for annual stockholders meetings; (xii) stockholders' right to cumulate votes at any election of directors; (xiii) supermajority vote requirements; (xiv) limitations on sales of assets; (xv) limitations on mergers;
(xvi) reorganizations; (xvii) dissenters' rights in connection with reorganizations; (xviii) required records and papers; (xix) actions by the California Attorney General; and (xx) rights of inspection.

                              PLAN OF DISTRIBUTION

     The sale of the Shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.


     Selling Stockholders may effect such transactions by selling their Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

     Holders of 2,660,291 of the Shares have agreed to sell only certain specified percentages of such Shares for a period of 450 days after the date of this Prospectus. See "DESCRIPTION OF CAPITAL STOCK -- Shares Eligible for Future Sale."

     The Selling Stockholders and broker-dealers, if any, acting in connection with such sales may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities by them might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     From time to time this Prospectus will be supplemented and amended as required by the Securities Act. During any time when a supplement or amendment is so required, the Selling Stockholders are to cease sales until the Prospectus has been supplemented or amended. Pursuant to the registration rights granted to certain of the Selling Stockholders, the Company has agreed to update and maintain the effectiveness of this Prospectus for not less than 24 months from the date hereof. Certain of the Selling Stockholders also may be entitled to sell their Shares without the use of this Prospectus, provided that they comply with the requirements of Rule 144 promulgated under the Securities Act.

     The Company has agreed to pay the fees and expenses incurred by it in connection with the preparation and filing of the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon for the Company by Eric W. Richardson, General Counsel to the Company. As of November 1, 1996, Mr. Richardson beneficially owned 110,666 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements of Prosoft I-Net Solutions, Inc. at July 31, 1996 and for the period from December 8, 1995 (date of incorporation) to July 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Professional Development Institute as of December 31, 1995, and for the period from February 1, 1995 (date of inception) to December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Kelly & Company, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement under the Securities Act with respect to the Shares. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits thereto. Statements contained herein concerning the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at the New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

                 PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR

                       CONSOLIDATED FINANCIAL STATEMENTS


                                    CONTENTS

Reports of Independent Auditors
   Ernst & Young LLP.................................................   F-2
   Kelly & Company...................................................   F-3

Financial Statements of Prosoft I-Net Solutions, Inc. and Predecessor
   Consolidated Balance Sheets.......................................   F-4
   Consolidated Statements of Operations.............................   F-5
   Consolidated Statements of Stockholders' Equity...................   F-6
   Consolidated Statements of Cash Flows.............................   F-7
   Notes to Consolidated Financial Statements........................   F-8

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Prosoft I-Net Solutions, Inc.

We have audited the accompanying consolidated balance sheet of Prosoft I-Net Solutions, Inc. (formerly known as ProSoft Development, Inc.) as of July 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period December 8, 1995 (date of incorporation) to July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prosoft
I-Net Solutions, Inc. at July 31, 1996, and the consolidated results of its operations and its cash flows for the period from December 8, 1995 (date of incorporation) to July 31, 1996, in conformity with generally accepted accounting principles.

                                    ERNST & YOUNG LLP


Orange County, California
August 28, 1996

                         REPORT OF INDEPENDENT AUDITORS


To the Owner
Professional Development Institute (a Sole Proprietorship)

We have audited the accompanying balance sheet of Professional Development Institute (a Sole Proprietorship) as of December 31, 1995, and the related statements of operations, Owner's deficit and cash flows for the period February 1, 1995 (date of inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professional Development Institute (a Sole Proprietorship) as of December 31, 1995, and the results of its operations and its cash flows for the period February 1, 1995 (date of inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                    KELLY & COMPANY


Newport Beach, California
March 8, 1996

                   PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR
                          CONSOLIDATED BALANCE SHEETS

                                                                     PREDECESSOR
                                                                        ENTITY            COMPANY
                                                                  -----------------    -------------
                                                                  DECEMBER 31, 1995    JULY 31, 1996
                                                                  -----------------    -------------
ASSETS
Current assets:
Cash and cash equivalents                                             $     420         $ 6,466,460
Tuition receivable                                                       89,487             766,405
Notes receivable from officers/shareholders                                   -              85,600
Prepaid expenses and other current assets                                     -             311,592
                                                                      ---------         -----------
Total current assets                                                     89,907           7,630,057

Property and equipment:
Computer equipment and software                                         300,520           1,159,391
Office equipment, furniture and fixtures                                335,354             453,497
                                                                      ---------         -----------
                                                                        635,874           1,612,888
Less accumulated depreciation                                            29,861             245,455
                                                                      ---------         -----------

Other assets                                                             70,070                   -
                                                                      ---------         -----------
Total assets                                                          $ 765,990         $ 8,997,490
                                                                      =========         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable                                                         $       -         $    61,832
Accounts payable                                                        293,305             363,414
Accrued payroll and related expenses                                          -              88,474
Deferred revenue                                                         38,744                   -
Other accrued liabilities                                                16,811                   -
Current portion of capital lease obligations                            302,932             351,509
                                                                      ---------         -----------
Total current liabilities                                               651,792             865,229

Obligations under capital leases, net of current portion                308,671             437,532

Commitments and contingencies

Stockholders' equity (owner's deficit):
Common stock, $.001 par value:
 Authorized shares - 50,000,000
 Issued and outstanding shares - 7,336,404                                                    7,336
Additional paid-in capital                                                    -          10,390,016
Note receivable from stockholder                                              -              (9,500)
Accumulated deficit                                                           -          (2,693,123)
Owner's deficit                                                        (194,473)                  -
                                                                      ---------         -----------
Total stockholders' equity (owner's deficit)                           (194,473)          7,694,729
                                                                      ---------         -----------
Total liabilities and shareholders' equity (owner's deficit)          $ 765,990         $ 8,997,490
                                                                      =========         ===========

See accompanying notes.

                   PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    PREDECESSOR ENTITY            COMPANY
                                                 ----------------------   --------------------
                                                                                PERIOD FROM
                                                       PERIOD FROM           DECEMBER 8, 1995
                                                    FEBRUARY 1, 1995             (DATE OF
                                                 (DATE OF INCEPTION) TO     INCORPORATION) TO
                                                    DECEMBER 31, 1995         JULY 31, 1996
                                                 ----------------------   ---------------------
Revenue                                                  $  77,477              $  907,772

Costs and expenses:
Cost of services                                            60,526                 698,725
Sales and marketing                                         44,769                 426,221
General and administrative                                 556,382               2,407,188
                                                         ---------             -----------
Total costs and expenses                                   661,677               3,532,134
                                                         ---------             -----------

Loss from operations                                      (584,200)             (2,624,362)

Interest expense                                            20,126                  67,961
                                                         ---------             -----------

Loss before provision for income taxes                    (604,326)             (2,692,323)

Provision for state franchise tax                                -                     800
                                                         ---------             -----------
Net loss                                                 $(604,326)            $(2,693,123)
                                                         =========             ===========
Net loss per share                                                                   $(.54)
                                                                               ===========
Shares used in computing net loss per share                                      5,011,781
                                                                               ===========

See accompanying notes.

                   PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                           PRO-SOFT                PROSOFT
                         PREDECESSOR   DEVELOPMENT CORP.    I-NET SOLUTIONS, INC.
                           ENTITY        COMMON STOCK            COMMON STOCK                   NOTE
                         -----------  --------------------  --------------------   ADDITIONAL  RECEIVABLE
                           OWNER'S                                                 PAID-IN       FROM      ACCUMULATED
                           DEFICIT    SHARE      AMOUNT     SHARES       AMOUNT    CAPITAL    STOCKHOLDER   DEFICIT         TOTAL
                         -----------  --------------------  --------------------   ---------- -----------  -----------  -----------
Capital contributions
to sole proprietorship    $ 409,853      --      $   --        --        $  --     $   --     $   --       $   --       $   --
Net loss                   (604,326)     --          --        --           --         --         --           --           --
                         ----------------------------------------------------------------------------------------------------------
Balance at December 31,
1995                       (194,473)     --          --        --           --         --         --           --           --

Contribution of net
assets of Predecessor
to Pro-Soft Development
Corp. in exchange for
common stock                194,473   1,000,000   1,000        --           --    (195,473)       --           --         (194,473)

Issuance of common
stock for cash, note
and services                  --      3,576,250   3,576        --           --     999,174     (9,500)         --          993,250

Conversion of accounts
payable to common stock       --        150,000     150        --           --      37,350        --           --           37,500

Shares outstanding prior
to reorganization             --         --          --     480,060        480        (455)       --           --               25

Acquisition of Pro-Soft
Development Corp. by the
Company                       --     (4,726,250) (4,726)  4,726,250      4,726         --         --           --              --

Issuance of common stock
for cash, net of issuance
costs of $338,000             --         --          --   1,169,462      1,169   8,307,221        --           --        8,308,390

Exercise of warrants          --         --          --     960,632        961   1,242,199        --           --        1,243,160

Net loss                      --         --          --        --           --        --          --       (2,693,123)  (2,693,123)
                         -----------------------------------------------------------------------------------------------------------

Balance at July 31,
1996                     $    --         --     $    --  $7,336,404     $7,336 $10,390,016    $(9,500)    $(2,693,123) $ 7,694,729

See accompanying notes.

                 PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          PREDECESSOR ENTITY              COMPANY
                                                        ----------------------    -----------------------
                                                              PERIOD FROM               PERIOD FROM
                                                           FEBRUARY 1, 1995           DECEMBER 8, 1995
                                                        (DATE OF INCEPTION) TO    (DATE OF INCORPORATION)
                                                           DECEMBER 31, 1995          TO JULY 31, 1996
                                                        ----------------------    -----------------------
OPERATING ACTIVITIES
Net loss                                                      $(604,326)               $(2,693,123)
Adjustments to reconcile net loss to cash used in
 operating activities:
 Depreciation and amortization                                   40,441                    257,454
 Operating expenses paid in common stock                              -                     16,250
 Change in operating assets and liabilities:
  Tuition receivable                                            (89,487)                  (766,405)
  Prepaid expenses and other assets                             (28,200)                  (311,592)
  Accounts payable                                              293,305                    363,414
  Accrued liabilities                                            16,811                     88,474
  Deferred revenue                                               38,744                          -
  Other                                                               -                       2,200
                                                              ---------                ------------
Net cash used in operating activities                          (332,712)                 (3,043,328)

INVESTING ACTIVITIES
Acquisition of Predecessor, net of cash acquired                      -                    (194,893)
Acquisition of Tel-Fed, Inc., net of cash acquired                    -                        (560)
Purchases of property and equipment                                   -                    (570,838)
Purchases of licenses                                           (52,450)                          -
Notes receivable from officers/shareholders                           -                     (85,600)
                                                              ---------                 -----------
Net cash used in investing activities                           (52,450)                   (851,891)

FINANCING ACTIVITIES
Capital contributions                                           409,853                           -
Issuance of common stock                                              -                  10,528,575
Payments on capital lease obligations                           (24,271)                   (228,728)
Proceeds from notes payable                                           -                      61,832
                                                              ---------                 -----------
Net cash provided by financing activities                       385,582                  10,361,679
                                                              ---------                 -----------

Increase in cash and cash equivalents                               420                   6,466,460
Cash and cash equivalents at beginning of period                      -                           -
                                                              ---------                 -----------
Cash and cash equivalents at end of period                    $     420                 $ 6,466,460
                                                              ---------                 -----------

SUPPLEMENTARY DISCLOSURE OF CASH PAID DURING THE
 PERIOD FOR:
Interest                                                      $   3,315                 $    84,772
                                                              =========                 ===========
Income taxes                                                  $       -                 $         -
                                                              =========                 ===========

SUPPLEMENTARY DISCLOSURE OF NONCASH FINANCING
 ACTIVITIES:
Accounts payable converted to common stock                    $       -                $    37,500
                                                              =========                ===========
Equipment acquired under capital leases                       $ 635,874                $   393,460
                                                              =========                ===========

See accompanying notes.

                 PROSOFT I-NET SOLUTIONS, INC. AND PREDECESSOR
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JULY 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

COMPANY BACKGROUND

     Prosoft I-Net Solutions, Inc. (Prosoft or the Company) is a Nevada corporation (previously named Tel-Fed, Inc. and ProSoft Development, Inc.) that is engaged in the business of training individuals in small, medium and large organizations in Internet and Intranet technologies, with a current emphasis on Microsoft and Internet/Intranet products and solutions.

     Professional Development Institute, the predecessor entity, (a sole proprietorship formed on February 1, 1995), acquired and developed training curricula and commenced a marketing program for a private vocational training institution. Its first students were enrolled in September 1995. On December 8, 1995, Pro-Soft Development Corp. was formed as a California corporation, and effective January 1, 1996, the assets and liabilities of the Professional Development Institute, (Predecessor) were contributed to Pro-Soft Development Corp. in exchange for 1,000,000 shares of common stock.

     In March 1996, Pro-Soft Development Corp. entered into an Agreement and Plan of Reorganization whereby Pro-Soft Development Corp.'s shareholders received one share of common stock of the Company in exchange for each of the 4,726,250 outstanding shares and Pro-Soft Development Corp. became a wholly owned subsidiary of the Company. For accounting purposes, Pro-Soft Development Corp. is deemed to be the acquiring corporation and, therefore, the transaction is being accounted for as a reverse acquisition of the Company by Pro-Soft Development Corp. Prior to March 31, 1996, the Company did not have operations and at March 31, 1996, only immaterial liabilities existed. Accordingly, the financial statements present the historical financial position and results of operations of Pro-Soft Development Corp. and its predecessor entity, Professional Development Institute.

     The Company has incurred losses of $2,639,373 from inception, primarily due to the start-up nature of its business. The ability of the Company to establish itself as a successful operating entity on an ongoing basis is dependent upon future events, including further marketing of its services and achieving profitable operations.

BASIS OF CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATION OF BUSINESS AND CREDIT RISK

     Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers and collateral is generally not required. The Company has not experienced any credit losses during its existence, and does not consider its exposure to such losses to be significant at July 31, 1996. As of July 31, 1996, three customers accounted for 90% of total accounts receivable.

     Revenues from three southern California governmental agencies aggregated 34%, 27% and 21% of revenues, respectively, in 1996 and revenues from two southern California governmental agencies in 1995 aggregated 57% and 39% of revenues, respectively.

ADVERTISING COSTS

     The Company expenses the costs of advertising as incurred. Advertising expenses aggregated $90,000 in 1996 and were not significant in 1995.

TAXES BASED ON INCOME

     Deferred taxes are provided for items recognized in different periods for financial and tax reporting purposes in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

NET LOSS PER SHARE

     Net loss per share is computed using the weighted average number of common shares outstanding during the period presented.

LONG-LIVED ASSETS

     In 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations or are expected to be disposed of, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets. There were no impairment losses recorded in fiscal 1996 as the result of adopting SFAS No. 121.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the lesser of the estimated useful lives of the related assets or the lease term. The estimated useful lives range from two to seven years.

STOCK OPTION PLANS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). As permitted by SFAS 123, the Company intends to continue to account for employee stock options under previous accounting standards, and will make pro forma disclosures required by SFAS 123 in fiscal 1997.

RECOGNITION OF REVENUE AND COSTS

     Tuition revenue is recognized ratably as earned over the term of the course. Vocational training courses generally range from 20 to 37 weeks while Internet training courses range from one to five days. Costs of providing services to students are charged to expense as incurred.

TUITION RECEIVABLE

     At various times, the Company will have unbilled receivables for tuition earned prior to, or in excess of, billings under the terms of various contracts with paying agencies. Tuition receivable consists of the following:


                        DECEMBER 31, 1995   JULY 31, 1996
                        -----------------   -------------
  Billed tuition                  $58,725        $542,054
  Unbilled tuition                 30,762         224,351
                                  -------        --------
                                  $89,487        $766,405
                                  =======        ========

2. STOCKHOLDERS' EQUITY

1996 STOCK OPTION PLAN

     The ProSoft Development, Inc. 1996 Stock Option Plan (the Plan) provides for the granting of options to purchase shares of the Company's common stock, to employees, officers, consultants, and directors. The Plan includes nonstatutory options (NSOs) and incentive stock options (ISOs). Options expire no later than ten years after the date of grant.

     The plan allows for the issuance of up to 750,000 shares of common stock. At July 31, 1996, options to purchase 697,500 shares of common stock at exercise prices ranging from $3.50 to $20 per share were outstanding. At July 31, 1996, none of the options issued under the Plan were exercisable.

     As a result of the reorganization, nonstatutory stock options to purchase 1,042,500 shares of common stock of Pro-Soft Development Corp. were converted into options to purchase 1,042,500 shares of the Company's common stock at an exercise price of $1.00 per share, which become exercisable August 1, 1996.

     During 1996, the Company issued warrants to purchase 1,496,461 shares of common stock to purchasers of its common stock and other parties at prices ranging from $1.00 to $11.00 per share. During 1996, warrants for 960,632 shares of common stock were exercised at prices ranging from $1.00 to $5.00, and warrants for 49,882 were redeemed for a nominal amount. At July 31, 1996, warrants for 485,947 shares of common stock exercisable at $1 to $11 per share and expiring through 1999 remained outstanding.

COMMON STOCK RESERVED

     At July 31, 1996, a total of 2,195,947 shares of the Company's common stock were reserved for future exercise of stock options and warrants.

3. LEASES AND OTHER COMMITMENTS

     The Company leases certain facilities as well computers and production equipment under noncancelable, lease agreements. The Company's future minimum lease payments under such agreements are as follows:


                                                   CAPITAL     OPERATING
                                                   LEASES      LEASES
                                                 ----------    ---------

1997                                             $  447,425    $  98,182
1998                                                235,665       78,792
1999                                                 99,505       59,094
2000                                                 99,505            -
2001                                                 94,065            -
Thereafter                                           31,600            -
                                                 ----------    ---------
                                                  1,007,765    $ 236,068
                                                               =========
Less amounts representing interest                  218,724
                                                 ----------
Present value of minimum lease payments             789,041
Less current portion                                351,509
                                                 ----------
Obligations under capital lease, net of
  current portion                                $  437,532
                                                 ==========

     Assets held under capital leases are included in property and equipment and at December 31, 1995 and July 31, 1996 had a total value of $635,874 and $1,242,781, respectively, and a net book value of $606,013 and $1,043,822, respectively.

     Rent expense for the periods ended December 31, 1995 and July 31, 1996 totaled $20,516 and $166,763, respectively.

4. INCOME TAXES

     The Predecessor's financial statements include no provision for income taxes because, as a proprietorship, the results of operations were reported on the individual income tax return of the owner.

     There was no significant provision for federal or state income taxes for any period as the Company has incurred operating losses and there can be no assurance that the Company will realize the benefit of the resulting net operating loss carryforwards.

     Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences which give rise to deferred tax assets are as follows:


Net operating loss carryforwards      $ 960,000
Valuation allowance                    (960,000)
                                      ---------
Net deferred tax assets               $       -
                                      =========

     At July 31, 1996, the Company has net operating loss carryforwards available to offset future federal and state taxable income of approximately $2,600,000 and $1,300,000, respectively, that expire in 2011 and 2001, respectively. Because of the equity transactions completed by the Company in 1996, utilization of net operating loss carryforwards for federal income tax reporting purposes will be subject to annual limitations under the change in ownership provisions of the Tax Reform Act of 1986.

5. NOTES PAYABLE

     At July 31, 1996, notes payable consisted of a $61,832 demand note payable to a shareholder bearing interest at 8%.

6. RELATED PARTY TRANSACTIONS

     During 1996, the Company made short-term loans and advances to certain officers and shareholders generally bearing interest at 10%.

===============================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the shares of Preferred Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                             _____________________

                               TABLE OF CONTENTS

                                                Page
                                                ----
Prospectus Summary...........................     2
Risk Factors.................................     5
Use of Proceeds..............................    11
Price of Common Stock and Dividend Policy....    11
Capitalization...............................    12
Selected Financial Data......................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..............................    14
Business.....................................    17
Management...................................    29
Certain Transactions.........................    34
Selling Stockholders.........................    36
Principal Stockholders.......................    40
Description of Capital Stock.................    40
Plan of Distribution.........................    46
Legal Matters................................    46
Experts......................................    47
Additional Information.......................    47
Index to Consolidated Financial Statements...   F-1

Until __________, 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

===============================================================================
===============================================================================

                         PROSOFT I-NET SOLUTIONS, INC.


                              3,007,544 Shares of
                                  Common Stock

                               379,747 Shares of
                                  Common Stock
                           Issuable Upon Exercise of
                         Common Stock Purchase Warrants



                              ____________________

                                   PROSPECTUS
                              ____________________



                               November __, 1996

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration and NASDAQ filing fees.

Securities and Exchange Commission registration fee...   $ 22,193
NASDAQ listing fee....................................   $ 10,000
Accounting fees and expenses..........................   $ 50,000
Printing and engraving expenses.......................   $  7,500
Transfer agent and registrar (fees and expenses)......   $  1,250
Blue sky fees and expenses (including counsel fees)...   $  5,000
Other legal fees and legal expenses...................   $ 75,000
Miscellaneous expenses................................   $  4,057
                                                         --------
     Total............................................   $175,000



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Nevada Private Corporation Law ("NPCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to (x) any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation and (y) any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NPCL also permits the corporation to purchase and maintain insurance on behalf of the corporation's directors and officers against any liability arising out of their status as such, whether or not the corporation would have the power to indemnify him against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

     The Company's Restated Articles of Incorporation provide that the Company shall indemnify any director or officer of the Company in connection with certain actions, suits or proceedings, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred. The Company is also required to pay any expenses incurred by a director or officer in defending the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Restated Articles of Incorporation include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

     The Company's Bylaws generally require the Company to indemnify, as well as to advance expenses, to its directors and its officers to the fullest extent permitted by Nevada Law upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it should be ultimately determined that they are not entitled to indemnification by the Company. The Company has also entered into indemnification agreements with its directors and officers which similarly provide for the indemnification and advancement of expenses by the Company.

     The Company maintains liability insurance for its directors and officers covering, subject to certain exceptions, any actual or alleged negligent act, error, omission, misstatement, misleading statement, neglect or breach of duty by such directors or officers, individually or collectively, in the discharge of their duties in their capacity as directors or officers of the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities of the Company have been sold by the Company during the past three years without registration under the Securities Act of 1933, as amended (the "Act").

     (a) In February 1995, the Company issued 100,000 shares for $1,500 in cash to Kelly Trimble. No commissions were paid in connection with this issuance. The Company believes the foregoing sale was exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (b) In March 1996, the Company entered into the Reorganization Agreement with Old ProSoft and the Old ProSoft stockholders. Under the terms of the Reorganization Agreement, Old ProSoft stockholders received one share of Common Stock of the Company in exchange for each of their shares of Old ProSoft, and Old ProSoft became a wholly-owned subsidiary of the Company. An aggregate of 4,726,250 shares were issued to the 76 Old ProSoft stockholders in the Reorganization and the Old ProSoft stockholders ended up owning approximately 90% of the Company immediately after the Reorganization. No commissions were paid in connection with such issuance. The Company believes that the issuance of Common Stock to the Old ProSoft stockholders was exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (c) In March 1996, the Company issued 25,000 shares to Kelly Trimble in consideration for consulting services rendered in connection with the Reorganization and valued at $25,000. The Company believes the foregoing issuance was exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (d) In April and May of 1996, the Company issued and sold 430,462 shares of Common Stock at $3.50 per share and warrants to purchase 143,473 shares of Common Stock at $5.00 per share to 30 investors in a private offering (the "$3.50 Private Placement"). This offering was made on a private basis only to persons who were "accredited investors" as defined in Securities Act Rule 501(a). No commissions were paid in connection with the $3.50 Private Placement. The Company believes the foregoing sales were exempt from the registration requirement of the Act in reliance on the exemption contained in
Section 4(2) of the Act and/or Regulation D promulgated thereunder.

     (e) In connection with the $3.50 Private Placement, in April 1996 the Company issued warrants to purchase an aggregate of 22,988 shares to Barry Nussbaum and Bram Nager as payment of finders' fees. These warrants were at an exercise price of $5.25 per share. The Company believes that the foregoing issuances were exempt from the registration requirement of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (f) In June and July of 1996, an aggregate of 840,000 shares were issued to 27 stockholders of the Company upon exercise of warrants at $1.00 per share to purchase Common Stock by those stockholders. The warrants were originally acquired by the stockholders in a private placement by Old ProSoft and became warrants to purchase Common Stock of the Company as part of the Reorganization. Each of the individuals exercising warrants was an accredited investor. The Company believes the foregoing sales were exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (g) In June 1996, 50,000 shares of Common Stock were issued to a stockholder of the Company upon exercise of a warrant at $1.00 per share which was originally received by the stockholder in consideration for services performed for Old ProSoft. The warrant became a warrant to purchase Common Stock of the Company as part of the Reorganization. The Company believes the foregoing issuance was exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (h) In June through August 1996, the Company issued an aggregate of 73,032 shares to 17 stockholders of the Company upon exercise of warrants at $5.00 per share acquired in the $3.50 Private Placement. Each of the individuals exercising warrants was an accredited investor. The Company believes the foregoing sales were exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (i) During April 1996 through October 1996, the Company, pursuant to its 1996 Stock Option Plan, issued options to purchase 746,250 shares of Common Stock to certain of its employees and consultants, with exercise prices ranging from $3.50 to $20.00 per share. None of these options has been exercised. The Company believes the foregoing issuances were exempt from the registration requirements of the Act in reliance on the exemption contained in Section 4(2) of the Act and by virtue of Rule 701 promulgated under the Act.

     (j) In July through August 1996, the Company issued and sold 727,000 shares of Common Stock at $10.00 per share to 42 investors in a private offering (the "$10.00 Private Placement"). This offering was made on a private basis only to persons who were "accredited investors" as defined in Securities Act Rule 501(a). No commissions were paid in connection with the $10.00 Private Placement. The Company believes the foregoing sales were exempt from the registration requirement of the Act in reliance on the exemption contained in
Section 4(2) of the Act and/or Regulation D promulgated thereunder.

     (k) In August 1996, the Company issued an option to purchase 50,000 shares at $10.00 per share to J.R. Boothe & Associates, a consultant to the Company, for financial public relations work. The Company believes that the foregoing issuance was exempt from the registration requirement of the Act in reliance on the exemption contained in Section 4(2) of the Act.

     (l) In August 1996, the Company issued warrants to purchase an aggregate of 120,000 and 60,000 shares at $11.00 per share to David Mock and Andy Stallman, respectively. These warrants were issued as consideration for ongoing consultant services by these two individuals. The Company believes that the foregoing issuance was exempt from the registration requirement of the Act in reliance on the exemption contained in Section 4(2) of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Index of Exhibits

Exhibit
  No.                            Description of Exhibits
-------     -------------------------------------------------------------------
    2       Agreement and Plan of Reorganization, dated March 26, 1996, between the Company, Pro-Soft Development Corp. and the shareholders of Pro-
            Soft Development Corp.**

  3.1       Restated Articles of Incorporation of the Company, as amended**

Exhibit
  No.                                  Description of Exhibits
-------        -----------------------------------------------------------------
   3.2         Amended and Restated Bylaws of the Company**

     4         Specimen Stock Certificate**

     5         Opinion of Eric W. Richardson

  10.1         Pro-Soft Development Corp. 1996 Stock Option Plan**

  10.2         ProSoft Development, Inc. 1996 Stock Option Plan**

  10.3 Stock and Warrant Purchase Agreement, dated April 15, 1996, by and among the Company, Donald L. Danks, Keith D. Freadhoff,
               Douglas Hartman and various investors**

  10.4         Form of Subscription Agreement, entered into in July and August
               1996, between the Company and various investors**

  10.5         Form of Registration and Lock-Up Agreement, dated September __,
               1996, between the Company and certain of the Selling Stockholders**

  10.6         Microsoft/Internet Contract Teaching Agreement dated as of April
               29, 1996 by and between the Company and Merisel, Inc.**

  10.7 Strategic Relationship Agreement dated as of June 25, 1996 between the Company and Innovus Corporation**

  10.8         Lease dated September 29, 1995 between Douglas E. Hartman dba
               Professional Development Institute and Steven R. Layton, as
               Receiver**

  10.9         Xerox Order Agreement dated September 26, 1995 between Professional
               Development Institute and Xerox Corporation**

  10.10        Term Lease Master Agreement dated as of April 19, 1996 between
               Pro-Soft Development Corp. and IBM Credit Corporation**

  10.11        Lease Agreement dated as of June 21, 1996 between Pro-Soft
               Development Corp. and Sanwa Leasing Corporation**

  10.12        Promissory Notes dated July 3, 1996 and July 31, 1996 made by
               Keith Freadhoff in favor of the Company**

  10.13 Form of Indemnification Agreement between the Company and its Directors and Officers**

  10.14        Licensing Agreement dated August 6, 1996 between Street
               Technologies, Inc. and the Company**

  11           Computation of Net Loss Per Share**

  21           Subsidiaries of the Company**

  23.1         Consent of Ernst & Young, LLP

Exhibit
  No.                                  Description of Exhibits
-------        -----------------------------------------------------------------
 23.2          Consent of Kelly & Co.

 23.3 Consent of Eric W. Richardson (included in the opinion filed as 5)

 24            Power of Attorney**

 27            Financial Data Schedule**
-------------------------

  *  To be filed by amendment.
  ** Previously filed.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum Offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this Chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate Offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     Insofar as indemnification for liabilities arising from the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buena Park, State of California on the 7th day of November, 1996.

                                     PROSOFT I-NET SOLUTIONS, INC.


                                    By:  /s/ Keith D. Freadhoff
                                         ----------------------
                                         Keith D. Freadhoff,
                                         Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.


          Signature                        Capacity                    Date
-----------------------------   ----------------------------     -----------------

/s/ Keith D. Freadhoff*          Chief Executive Officer and     November 7, 1996
-----------------------------    Chairman of the Board
    Keith D. Freadhoff           (Principal Executive Officer)


/s/ Donald L. Danks*             President and Director          November 7, 1996
-----------------------------
    Donald L. Danks

/s/ Brooks A. Corbin*            Chief Financial Officer         November 7, 1996
-----------------------------    (Principal Financial and
     Brooks A. Corbin            Accounting Officer)


/s/ William E. Richardson*       Director                        November 7, 1996
-----------------------------
    William E. Richardson

*By /s/ Eric W. Richardson                                       November 7, 1996
-----------------------------
     Eric W. Richardson
      Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
  No.                            Description of Exhibits
-------     -------------------------------------------------------------------
  2         Agreement and Plan of Reorganization, dated March 26,1996, between the Company, Pro-Soft Development Corp. and the shareholders of Pro-
            Soft Development Corp.**

  3.1       Restated Articles of Incorporation of the Company, as amended**

  3.2       Amended and Restated Bylaws of the Company**

  4         Specimen Stock Certificate**

  5         Opinion of Eric W. Richardson

 10.1       Pro-Soft Development Corp. 1996 Stock Option Plan**

 10.2       ProSoft Development, Inc. 1996 Stock Option Plan**

 10.3 Stock and Warrant Purchase Agreement, dated April 15, 1996, by and among the Company, Donald L. Danks, Keith D. Freadhoff,
            Douglas Hartman and various investors**

 10.4       Form of Subscription Agreement, entered into in July and August
            1996, between the Company and various investors**

 10.5       Form of Registration and Lock-Up Agreement, dated September __,
            1996, between the Company and certain of the Selling Stockholders**

 10.6       Microsoft/Internet Contract Teaching Agreement dated as of April
            29, 1996 by and between the Company and Merisel, Inc.**

 10.7 Strategic Relationship Agreement dated as of June 25, 1996 between the Company and Innovus Corporation**

 10.8       Lease dated September 29, 1995 between Douglas E. Hartman dba
            Professional Development Institute and Steven R. Layton, as
            Receiver**

 10.9       Xerox Order Agreement dated September 26, 1995 between Professional
            Development Institute and Xerox Corporation**

 10.10      Term Lease Master Agreement dated as of April 19, 1996 between
            Pro-Soft Development Corp. and IBM Credit Corporation**

 10.11      Lease Agreement dated as of June 21, 1996 between Pro-Soft
            Development Corp. and Sanwa Leasing Corporation**

 10.12      Promissory Notes dated July 3, 1996 and July 31, 1996 made by
            Keith Freadhoff in favor of the Company**

 10.13 Form of Indemnification Agreement between the Company and its Directors and Officers**

 10.14      Licensing Agreement dated August 6, 1996 between Street
            Technologies, Inc. and the Company**

 11         Computation of Net Loss Per Share**

 21         Subsidiaries of the Company**

 23.1       Consent of Ernst & Young, LLP

 23.2       Consent of Kelly & Co.

 23.3 Consent of Eric W. Richardson (included in the opinion filed as 5)

 24         Power of Attorney**

 27         Financial Data Schedule**

-------------------------
  *  To be filed by amendment.
  ** Previously filed.